As filed with the Securities and Exchange Commission on September 8, 2008
Registration No. 33-146744

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 9 TO FORM S-1 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MACH ONE CORPORATION
(NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)
NEVADA	2835	88-0338837
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(IRS employer identification number)

6430 Congress Drive
West Bend WI 53095
(262) 675-2499
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

6430 Congress Drive
West Bend WI 53095
(ADDRESS OF PRINCIPAL PLACE OF BUSINESS OR INTENDED PRINCIPAL PLACE OF BUSINESS)

Monte B. Tobin
6430 Congress Drive
West Bend WI 53095
(262) 675-2499
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
AREA CODE, OF AGENT FOR SERVICE)

COPIES TO:
STEVEN M. GRUBNER
6430 Congress Drive
West Bend WI 53095
(847) 366-8058
(847) 387-5513 Fax

Approximate date of commencement of proposed sale to public: as soon as practicable after the registration statement becomes effective. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER SECURITY (1)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE	AMOUNT OF REGISTRATION FEE
Common Stock, $.001 Par Value	7,670,000	$0.02	$153,400	$5.94

(1) All shares are to be offered by selling shareholders from time to time at fluctuating market prices.  The registration fee for these shares is calculated in accordance with Rule 457(c).  Except as otherwise noted, the maximum offering price is based upon $0.02 per share, which was the average of the bid and ask prices for our common stock as reported on the Pink Sheets on September 5, 2008, rounded to two decimal places.

In accordance with Rule 416 promulgated under the Securities Act of 1933, this registration statement also covers such indeterminate number of additional shares of common stock as may become issuable upon stock splits, stock dividends, or similar transactions.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Mach One Corporation
6430 Congress Drive,
West Bend WI 53095

(262) 675-2499

7,670,000 Shares of Common Stock

This prospectus relates to the sale by the selling shareholders of up to 7,670,000 shares of common stock. The selling shareholders may sell the stock from time to time in the over-the-counter market at the prevailing market price or in negotiated transactions.

We will not receive any proceeds from the sale of these shares by the selling shareholders. This prospectus may be used only in connection with the resale of those shares of common stock by the selling shareholders,

Our common stock is quoted on the Pink Sheets under the symbol “MNCN.”  On September 5, 2008, the last reported sale price of the common stock on the Pink Sheets was $0.02 per share.

This transaction represents our initial public offering.

Investing in the common stock involves a high degree of risk. The opinion of our independent auditor for the year ended December 31, 2007 and period ending June 30, 2008 expressed substantial doubt as to our ability to continue as a going concern. If our losses continue without obtaining additional financing we may soon have to cease operations.   You should not invest in the common stock unless you can afford to lose your entire investment.  See " Risk Factors" on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is September 8, 2008.

Table of Contents

Prospectus Summary	3
Our Business	3
The Offering	4
Key Facts	4
Summary Financial Data	5
Risk Factors	5
Risks Related to Our Business	5
Risks Related to Our Stock	10
Capitalization	14
Use of Proceeds	14
Business	14
Management	19
Ownership of Certain Beneficial Owners and Management	20
Selling Shareholders	21
Plan of Distribution	22
Description of Securities	23
Corporate Governance	24
Management’s Discussion and Analysis or Plan of Operation	25
Certain Transactions	29
Price Range of Common Stock and Related Matters	29
Financial Statements and Notes to Statements	32
Legal Matters	58
Experts	58
Where You Can Find More Information	58

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus.  This summary is not complete and does not contain all of the information you should consider before investing in the common stock.  Our revenues for the year to date ending June 30, 2008 were $82,427 and for the fiscal year ended December 31, 2007 revenues were $96,308. Our net loss for the six month period ending June 30, 2008 was $686,999 and our net loss for the fiscal year ended December 31, 2007 was $1,212,955. As of June 30, 2008, our liquidity position was extremely precarious.  We had current liabilities of $377,634 and we had only $54,482 in current assets available to meet those liabilities.

You should read the entire prospectus carefully, including the "Risk Factors" section.

Our Business

We were organized as VDx, Inc. in August of 2004.

In November of 2005, we acquired several product lines from BioQual, a company whose focus was primarily on contract research. Terms of the acquisition included a payment to purchase equipment, patent rights, license rights, and software for $250,000 plus a 3% royalty on bovine products capped at $2 million dollars.

•	An equine Immunoglobulin for oral administration (Lyphomune(R) IgG) used for treatment for Failure of Passive Transfer (FAILURE OF PASSIVE TRANSFER) of immunity in newborn foals;

•	An oral/intravenous equine IgG also being sold under the name Lyphomune(R); and

•	Two colostrum replacement products for use in newborn foals.

All the above products purchased from BioQual have been modified by the Company for use in the bovine industry. The remaining product, which we call ImmunoGam™, is a colostrum replacement product manufactured from raw colostrum and containing high levels of immunoglobulins, necessary for the health of a newborn calf.

In January 2006, the shareholders of VDx, Inc. exchanged their shares in that corporation for shares of Mach One, an inactive publicly held company whose shares are traded in the Pink Sheets. Post merger, our previous business of manufacturing, marketing, selling and distributing diagnostic and monitoring equipment for measuring the levels of Immunoglobulin G (IgG) in horses and cattle and Not Esterified Fatty Acids (NEFA) in dairy cattle in order to assess conditions that may indicate an unhealthy condition in the foals and calves such as an inadequate immune system in the case of low IgG or an indication of a sick dairy cow as evidenced by a high NEFA level. We have determined that production and sale of our products acquired from BioQual will eliminate these adverse conditions and consequently the need to test for these conditions. . Consequently, we determined that testing would no longer be the major thrust of our business and will be discontinued by the end of 2008.

All of our revenues to date have been derived from the sales of diagnostic and monitoring equipment. Management has determined that sale of diagnostic and monitoring equipment should be discontinued and that the company should enhance the sale of colostrum replacement products. To date, there have been no substantial revenues from this business..

Immunoglobulins are proteins that are found in blood or other bodily fluids of vertebrates, and are used by the immune system to identify and neutralize foreign objects, such as bacteria and viruses. They are made of a few basic structural units called chains; each antibody has two large heavy chains and two small light chains. Antibodies are produced by a kind of white blood cell called a B cell. There are several different types of antibody heavy chain, and several different kinds of antibodies, which are grouped into different isotypes based on which heavy chain they possess. Five different antibody isotypes are known in mammals, which perform different roles, and help direct the appropriate immune response for each different type of foreign object they encounter. Colostrum contains levels of immunoglobulins dependent on outside influences including mother’s health, diet, age, and environmental factors.

Why do calves need quality colostrum? Although a cow provides nutrients for calf growth and development during gestation, there’s one thing she fails to provide during that time, antibodies in their bloodstream. Colostrum “transfers” immunity against infectious disease as well as nutrients and growth factors from the mother to the newborn calf. Colostrum replacement therapy allows for the calf to be guaranteed the proper amount of transfer of antibodies from the mother to the calf that allows for the prevention of diseases such as:

• Johne’s (Mycobacteria paratuberculosis)

• BLV (Bovine Leukosis Virus)

• Salmonella, E. coli

• Mastitis organisms

Failure of Passive Transfer occurs if calves do not receive adequate colostrum and is associated with increased disease and death losses.

Our business is that of colostrum replacement. Specifically, our product takes actual bovine colostrum and “remanufactures” it from a liquid form into a powder form that includes additional antibodies. It will replace the feeding of the raw colostrum to newborn calves with our enhanced colostrum powder. Though our product could theoretically be used to “supplement” the raw liquid colostrum, it is not its primary usage. Colostrum supplements are products designed to be used with liquid colostrum and are usually some form of mineral or herb.

Our business plan calls for us to manufacture and sell colostrum replacement through our ImmunoGam™ product to dairies within the United States for use on Day 1 of a newborn calf’s life. The product in a modified form will also be used for Day 2-35 as a milk replacement. The plan calls for the company to reach 4 million cows under contract over the next 3 years. We have instituted our business plan as of May, 2008 with the initial production of product in test quantities.

We maintain our corporate office at 6430 Congress Drive, West Bend WI 53095. Our telephone number is
(262) 675-2499.

The Offering

This prospectus relates to 7,670,000 shares of our common stock to be sold by three of our shareholders.

Key Facts

Common Stock Offered	Up to 7,670,000 shares by selling shareholders.
Offering Price	Prevailing market prices.
Common Stock Outstanding Before This Offering	78,552,387 shares
Use of Proceeds	None; we will not receive any of the proceeds of sale.
Risk Factors	The securities offered involve a high degree of risk. See "Risk Factors."
Pink Sheets Common Stock Symbol	“MNCN”

Summary Financial Data

The information below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes to financial statement included elsewhere in this prospectus.

	6 months ending June 30		Year Ended December 31,
	(Unaudited)		(Audited)
	2008	2007	2007	2006
Revenue	$82,427	$54,614	$96,308	$75,758
Loss from operations	(591,682)	(366,631)	(1,148,865)	(625,160)
Net income (loss)	(686,999)	(398,673)	(1,212,955)	(961,703)
Income (loss) per common share (basic)	(0.01)	(0.01)	(0.02)	(0.02)
Weighted average number of common shares outstanding	74,502,000	45,426,651	61,935,585	38,572,585

	(Unaudited)	(Audited)	(Audited)
	June 30, 2008	December 31, 2007	December 31, 2006
Balance Sheet Data:
Working capital (deficit)	$(323,152)	$(329,324)	$ (248,679)
Total assets	$794,918	$591,222	$287,451
Total liabilities	$1,742,634	1,121,938	$589,613
Shareholders' equity (deficit)	(947,716)	(530,717)	(302,162)

Risk Factors

WE ARE SUBJECT TO VARIOUS RISKS THAT MAY MATERIALLY HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS FILING BEFORE DECIDING TO PURCHASE OUR COMMON STOCK. IF ANY OF THESE RISKS OR UNCERTAINTIES ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY HARMED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

Risks Related to Our Business

An investment in our common stock is very risky. You may lose the entire amount of your investment. Prior to making an investment decision, you should carefully review this entire prospectus and consider the following risk factors:

We will continue to have significant capital needs

Although we recently completed a convertible debt financing with gross proceeds of approximately $325,000, and executed a promissory note in the sum of $1,000,000 from a private investor in April 2007, we will require significant additional funding in order to achieve our business plan. To date, $1,000,000 from the executed note has been contributed to the Company to fund growth and sustain operations. We have a further commitment from the note holder for another $375,000. To date, $225,000 of this commitment has been contributed. We believe that our current cash position and the $150,000 from the note will be able to sustain our proposed operations for 8-10 months.

We may not be able to obtain sufficient funding, the result of which may hinder our abilities to achieve the goals set forth in our business plan.

Over the next 18 months, in order to have the capability of achieving our business plan, we believe that we will require at least $1,000,000 in additional funding. We will attempt to raise these funds by means of one or more public or private offerings of debt or equity securities or both. At this time, we have no commitments for additional capital funds. Moreover, depending on the development and activities of our business, and unforeseen and unanticipated events in our business, we may require additional funding over the next twelve to eighteen months to develop our business. This amount may exceed an additional $1,000,000 depending on cost involved in the further development and commercialization of our products. In such event, we may need immediate additional funding.  Our inability to raise capital could impair our ability to implement our business plan and may ultimately force us to cease operations.

We Are Not Currently Profitable And May Never Become Profitable Thus Our Auditors Have Issued A “Going Concern” Opinion To That Effect.

We have a history of losses and we may never achieve or maintain profitability. We incurred net losses of $686,999 for the period ending June 30, 2008, $1,212,955 for the fiscal year ended December 31, 2007 and $961,703 for the year ended December 31, 2006. We had stockholders' equity of (947,716) at June 30, 2008 and ($530,717) at December 31, 2007. Because of these facts, our auditors have issued a “Going Concern” opinion as to the future of our business. Our failure to achieve or maintain profitability or cash flow could negatively impact the value of our common stock.

We have limited experience in manufacturing veterinary health care products and we will rely exclusively on internal development to manufacture any additional products that we may discover or invent.

We have limited experience in drug formulation or manufacturing using the BioQual products purchased from BioQual in 2006 and intend to establish our own manufacturing facilities. Our remaining subsidiary company VDx has been involved in the manufacturing and formulation process of product through its President for over 10 years. We have engaged a consultant with experience in the specific machinery obtained under the BioQual purchase for testing and training on the machinery. As a result of our limited experience we may not have successfully identified one or more significant problems to be encountered in either manufacturing or development, which would significantly increase our costs or delay introduction of our products.

We have newly formed sales, marketing and distribution capability and limited experience in those areas. Thus, we may not be able to commercialize and sell our products to the fullest extent.

We have just recently formed our sales, marketing, and distribution plans. Our President sells directly to target dairies under our current sales model. We also employ veterinary technicians to support his sales efforts and to also make sales calls on dairies. Our success will depend, in part, on our ability to hire and retain our own sales and marketing personnel. We cannot give any assurances that we will be able to establish and develop an in-house marketing and sales force with the minimum amount of technical expertise. We are also unable to give any assurance that we will be able to develop in-house sales and distribution capabilities. Third party veterinarian practices are a major component of our business model and successful sale and distribution of our products will depend upon the efforts of such third parties, and we cannot give any assurance that such efforts will be successful.

There Are No Conclusive Studies Regarding the Benefits of Colostral Replacement Products

The ingredients in our current products, and we anticipate in our future products, will include proprietary antibodies derived from bovine plasma for which there is not a long history of animal consumption. Although we believe all of our products to be safe when taken as directed, there is little experience with animal consumption of certain of these product ingredients in concentrated form. In addition, we are highly dependent upon consumers' perception of the safety and quality of our products as well as similar products distributed by other companies, we could be adversely affected in the event any of our products or any similar products distributed by other companies should prove or be asserted to be harmful to animals. In addition, because of our dependence upon perceptions, adverse publicity associated with illness or other adverse effects resulting from failure to consume our products as we suggest or other misuse or abuse of our products or any similar products distributed by other companies could have a material adverse effect on the results of our operations and financial condition. In the future, scientific research and/or publicity may not be favorable to the colostral replacement product market or any particular product, or may be inconsistent with any earlier favorable research or publicity. Future reports of research that are unfavorable to similar products could force us to curtail or cease our business operations. Because of our dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from the consumption of our products or any similar products distributed by other companies could have a material adverse effect on our operations. Such adverse publicity could arise even if the adverse effects associated with such products resulted from failure to consume such products as directed. In addition, we may not be able to counter the effects of negative publicity concerning the efficacy of our products. Any such occurrence could have a negative effect on our operations and force us to curtail or cease our business operations.

Our Products Are Subject To Obsolescence, Which Could Reduce Our Sales Significantly

The introduction by us or our competitors of new animal health products offering increased functionality or enhanced results may render our existing products obsolete and unmarketable. Therefore, our ability to successfully introduce new products into the market on a timely basis and achieve acceptable levels of sales has and will continue to be a significant factor in our ability to grow and remain competitive and profitable. Although we seek to introduce additional products, the success of new products is subject to a number of conditions, including customer acceptance. There can be no assurance that our efforts to develop innovative new products will be successful or that customers will accept new products.

We Will Have to Develop New Products In Order To Keep Pace with Changing Consumer Demands or We Could Be Forced To Curtail or Cease Our Business Operations

Our goal is to expand our portfolio of animal health products through internal development and/or products serving niche segments of the industry. New products must be introduced in a timely and regular basis to maintain distributor and consumer interest and appeal to varying consumer preferences.

Future success of our Company, if any, may depend, in part, on our ability to anticipate changes in consumer preferences and acquire, manage, develop and introduce, in a timely manner, new products that adequately address such changes. If we are unable to develop and introduce new products or if our new products are not successful, our sales may be adversely affected as customers seek competitive products. In the past, we have engaged in very limited research and development with respect to the development of new products, as indicated by our lack of research and development expenses. Our lack of experience in developing and introducing new products combined with our limited financial resources may prevent us from successfully developing and introducing any new products in the future. Any reduction in purchases or consumption of our existing products could force us to curtail or cease our business operations.

We May Not Be Able To Compete Effectively Against Our Competitors, Which Could Force Us to Curtail or Cease Business Operations

Many of our competitors have significantly greater name recognition, financial resources and larger distribution channels. In addition, our industry is characterized by low barriers to entity, which means we may face more competitors in the future. If we are not able to compete effectively against our competitors, we will be forced to curtail or cease our business operations. Our market share in the colostral replacement industry is very small at this time. Many of our competitors and potential competitors have significant competitive advantages over us. We will compete against large, integrated companies that have superior financial, technical, personnel, and facilities resources to ours, established customer bases, and greater market presence and name recognition.

Land O’ Lakes® is a multinational corporation with sales in excess of $6.3 billion dollars. Though their main product line is Dairy foods such as butter, they have a colostrum replacement product they market through their Feed division as Land O’ Lakes® Bovine IGG. Accurate market share numbers are difficult to obtain through these business divisions, but it is estimated Land O’ Lakes® has upwards of a 30% share. Their product is also a natural colostrum product like ours, though their base colostrum ( starting colostrum) is not as pure as that which we intend to process and package.

Land O’ Lakes® markets their colostrum replacement product through their vast dealer network that also sells feed products. They advertise through Internet search engines as well as through media advertisement in trade journals specific to the targeted industry.

While we do not anticipate forming as large a dealer network as Land O’ Lakes®, our marketing plan does call for penetration of our stated market through a distribution network. We will also market our products through traditional advertising and Internet search engines.

Other competitors include many foreign corporations marketing lower grade base colostrum products in powder form that does not purport to contain high enough IgG levels to make it effective.

As a result, we anticipate that these competitors and potential competitors will be able to raise capital at a lower cost than we will be able to, that they may be able to take advantage of acquisition and other opportunities, and devote greater resources to developing, marketing, and selling products than we will. In addition, their greater name recognition and established customer bases may require us to compete with them by lowering our prices for products and services in order to gain sales and customers. Finally, the financial advantages that these larger competitors and potential competitors hold may permit them to reduce their prices for an extended period of time if they so choose in order to obtain or retain customers.

We will also compete against smaller or startup companies that are working toward solutions that compete with our proposed solutions for developing diagnostic assays and vaccines. We anticipate that these smaller companies may enter into, or have entered into, collaborative arrangements with larger, integrated pharmaceutical companies for the development of such competing solutions. Such collaborative arrangements may result in the creation for the parties to those arrangements of many of the competitive advantages discussed above. Furthermore, the parties to such arrangements may be able to develop products or services that render our products and services obsolete.

Our products, like our competitors are priced by the dose. We believe our price point is competitive to the competition as we are offering a superior, concentrated product that will produce the desired results each dairy is requesting. Our biggest challenge will be garnering enough Grade “A” colostrum for manufacture of the product in the face of perceived increased competition for the colostrum from other companies. We believe our business model addresses this potential problem through the terms of each contract a dairy must sign when brought into our program that requires all colostrum to be sent to our manufacturing facility for remanufacture into ImmunoGam™.

We will depend on the protection of our intellectual property rights for our success; we currently have no patent protections on our manufacturing technology. Future patents that we obtain, if any, may not provide broad protection against competitors making, using or selling competing technology.

We do not own a patent on our manufacturing technology. We cannot give any assurance that we will be able to file any new patent applications or that, if we file one or more applications for patents, any patents will issue or that, if issued, the claims granted in any such patents will afford us adequate protection against competitors with similar technologies.

Although a patent has a statutory presumption of validity in the United States, the issuance of a patent is not conclusive as to such validity or as to the enforceable scope of the claims of the patent. We cannot give any assurance that any patents that may be issued to or licensed by us will not be successfully challenged in the future. The validity or enforceability of a patent after its issuance by the patent office can be challenged in litigation. The cost of litigation to uphold the validity of patents and to prevent infringement is often substantial. If we are able to obtain one or more patents, and the validity of one or more of the claims contained in any such patent is successfully challenged, third parties may then be able to use the invention covered by the patent without payment of license or royalty fees to us. We cannot give any assurance that patents issued to us, if any, will not be infringed or successfully avoided through design innovation.

Our technology may conflict with patents held by others, which may obstruct our ability to enter the marketplace with our products.

Competitors, universities, and others may obtain or apply for patents for technologies that may compete with any technologies that we may develop. If such patents are obtained by others, the owners of those patents may allege that we infringe claims in those patents and may bring legal actions against us for damages or seeking to enjoin us from making, using, or selling allegedly infringing products. If such actions are successful, in addition to being required to pay damages, we may be required to obtain a license to make, use, or sell the products or to redesign, revise, or reconstruct our products. We cannot give any assurance that we would prevail in any such action or that any license required under any such patent would be made available on acceptable terms or at all. Failure to obtain a license could prevent us from making, using or selling our products or technology. Any litigation involving us could require dedication of substantial resources and could have a material adverse effect on our business, financial position and results of operations.

Our other intellectual property may not be adequate to protect us against competitors and we may have to rely on trade secrets or unpatented intellectual property, which could adversely affect the sale of our products.

In addition to any patents, patent applications, and licenses that we may obtain, we will also rely on unpatented technology and trade secrets. We cannot give any assurance that others will not independently develop substantially equivalent information and techniques or otherwise gain access to our technology or disclose such technology, or that we can meaningfully protect our rights in such unpatented technology and trade secrets. We currently have confidentiality or non-competition agreements with our employees, consultants, or independent contractors and we have procedures for requiring that employees, independent contractors, or consultants sign confidentiality or non-competition agreements.

We are highly dependent on the services of our key personnel for our potential success; the loss of our President or other key people may adversely affect our business.

We are highly dependent on our principal scientific and management staff, including Monte B. Tobin. We do not have “key person” life insurance policies for any of our officers or key personnel. The loss of the technical knowledge and management and industry expertise of any of our key personnel might significantly delay or prevent the achievement of our research, development or business objectives and could materially adversely affect our business, financial condition and results of operations. We are not aware of any present intention of any of these individuals to leave our company. We maintain an employment agreement with Mr. Tobin with a term of 5 years and termination for cause provisions. Termination without cause or if a change of control in the company occurs will result in a one-time payment to Mr. Tobin of 2.99 times his annual salary in place at the time of this provision being exercised. Mr. Tobin’s employment agreement began in January 2006.

If we are unable to hire additional qualified personnel, we may not be able to achieve our business plan.

We will need to hire additional qualified personnel with expertise in veterinary science. We cannot be certain that our search for such personnel will be successful. Attracting and retaining qualified personnel will be critical to our success. Our success depends in large part on our ability to attract and retain qualified scientific and management personnel such as these individuals. We expect that our potential expansion into areas and activities requiring additional expertise, such as clinical trials, governmental approvals, contract manufacturing and sales and marketing, will place additional requirements on our management, operational and financial resources. We currently employ one veterinary technician and are in negotiation with several others to be added as production increases. We expect these demands will require us to hire additional management and scientific personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the research, development and commercialization of our product candidates and materially adversely affect our prospects for success.

We may incur substantial liability as a result of unanticipated product liability lawsuits.

Our business will expose us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of animal diagnostic and therapeutic products, and we cannot provide any assurance that we will be able to avoid significant product liability exposure. Product liability insurance for the biopharmaceutical industry is generally expensive, if available at all. We have not obtained any product liability insurance coverage. It is likely that any license or collaborative agreements that we may enter into in the future may include a requirement that we obtain liability insurance covering our collaborative partner or licensor or licensee, as the case may be. We cannot provide any assurance that we will be able to obtain adequate insurance coverage in sufficient amounts or at a reasonable cost, or that a product liability claim or recall would not have a material adverse effect on us.

Regardless of their merit or eventual outcome, liability claims may result in:

•	decreased demand for our products and product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients and others;

•	loss of revenues; and

•	the inability to commercialize our products and product candidates.

Our President owns nearly a majority of our outstanding common stock. In addition, holders of our preferred stock hold shares having a right to cast approximately 26% of the votes on any matter submitted to a vote of shareholders. As a result, a shareholder’s ability to influence a vote for new directors at subsequent elections and to vote on other matters is limited.

Our President beneficially owns approximately 41% of our outstanding common stock. Five holders of our preferred stock each hold shares convertible into 5 shares of our Common Stock for each share of preferred stock, and entitled to cast one vote for each share of preferred stock they hold. Holders of the preferred stock, if they were to convert their shares, would control a total of approximately 26% of the voting shares. Accordingly, our President will be able to exert substantial influence over the election of our Board of Directors and the outcome of matters submitted to our shareholders, and our President together with any two of the five holders of our preferred stock will be able to cast a majority of votes for the election of directors or on other matters, limiting the ability of other holders of our common stock to affect corporate policy.

Risks Related to Our Stock

Stocks traded in the Pink Sheets or on the OTCBB are subject to limitations in connection with the availability of quotes and order information.

Our shares currently trade in the Pink Sheets. Following this offering we intend to seek quotation on the Over The Counter Bulletin Board. Trades and quotations in the Pink Sheets and on the OTCBB involve a manual process and the market information for those securities cannot be guaranteed. In addition, quote information, or even firm quotes, may not be available. The manual execution process may delay order processing and intervening price fluctuations may result in the failure of a limit order to execute or the execution of a market order at a significantly different price. Execution of trades, execution reporting and the delivery of legal trade confirmation may be delayed significantly. Consequently, one may not able to sell shares of our common stock at the optimum trading prices.

Stocks quoted in the Pink Sheets or on the OTCBB may be subject to delays in order communications.

Electronic processing of orders is not available for securities traded in the Pink Sheets or on the OTCBB and high order volume and communication risks may prevent or delay the execution of one’s trading orders. This lack of automated order processing may affect the timeliness of order execution reporting and the availability of firm quotes for shares of our common stock. Heavy market volume may lead to a delay in the processing of security orders for shares of our common stock, due to the manual nature of these markets. Consequently, you may not able to sell shares of our common stock at the optimum trading prices.

Penny stock regulations impose certain restrictions on marketability of our securities.

Our common stock is deemed to be “penny stock” as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. Subject to certain exceptions, penny stocks are stock:

•	With a price of less than $5.00 per share or an exercise price of less than $5.00 per share;

•	That are not traded on a “recognized” national exchange;

•	Whose prices are not quoted on the NASDAQ automated quotation system; or

•
In issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

As a result, our common stock is subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by such rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker dealer must also disclose the commission payable to both the broker dealer and the registered representative, current quotations for the securities and, if the broker dealer is the sole market maker, the broker dealer must disclose this fact and the broker dealer’s presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. In addition, the SEC currently intends to create additional obligations with respect to the transfer of penny stocks. Most importantly, the SEC proposes that broker-dealers must wait two business days after providing buyers with disclosure materials regarding a security before effecting a transaction in such security. Consequently, the “penny stock” rules may restrict the ability of broker dealers to sell our securities and may affect the ability of investors to sell our securities in the secondary market and the price at which such purchasers can sell any such securities, thereby affecting the liquidity of the market for our common stock.

Shareholders should be aware that, according to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Those patterns include:

•	control of the market for the security by one or more broker-dealers that are often related to the promoter or issuer;

•	manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

•	“boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

•	excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

•
the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Risk of market fraud.

Shares traded in the Pink Sheets and OTCBB securities are frequent targets of fraud or market manipulation. Not only because of their generally low price, but also because the reporting requirements for these securities are less stringent than for listed or NASDAQ traded securities, and no exchange requirements are imposed. Dealers may dominate the market and set prices that are not based on competitive forces. Individuals or groups may create fraudulent markets and control the sudden, sharp increase of price and trading volume and the equally sudden collapse of the market price for shares of our common stock.

Limited liquidity in the Pink Sheets or on the OTCBB.

When fewer shares of a security are being traded in the Pink Sheets or on the OTCBB, volatility of prices may increase and price movement may outpace the ability to deliver accurate quote information. Due to lower trading volumes in shares of our common stock, there may be a lower likelihood of one's orders for shares of our common stock being executed, and current prices may differ significantly from the price one was quoted at the time of one's order entry. Our shares average daily trading volume for the last two months is 20,000 per trading day.

Limitation in connection with the editing and canceling of orders on the OTCBB.

Orders for Pink Sheets or OTCBB securities may be canceled or edited like orders for other securities. Due to the manual order processing involved in handling Pink Sheets and OTCBB trades, order processing and reporting may be delayed, and one may not be able to cancel or edit one's order. Consequently, one may not able to sell shares of our common stock at the optimum trading prices.

Demand for shares of our common stock may be decreased or eliminated.

The dealer’s spread (the difference between the bid and ask prices) may be large and may result in substantial losses to the seller of shares of our common stock in the Pink Sheets or on the OTCBB if the stock must be sold immediately. Further, purchasers of shares of our common stock may incur an immediate “paper” loss due to the price spread. Moreover, dealers trading in these markets may not have a bid price for shares of our common stock. Due to the foregoing, demand for shares of our common stock may be decreased or eliminated.

Our common stock has experienced a high degree of volatility in price and volume and may experience the same in the future.

The market price for our common stock in the past two years has experienced a high degree of volatility both in price and volume. The stock has a two year low of $0.02 which occurred on September 5, 2008 and a two year high of $0.20 occurring on January 10, 2007. Because of this, you may experience the same volatility in the future. You may or may not experience similar volatility in the future.

You may experience dilution in your ownership of shares of our common stock.

We have financed our operations, in large part, by issuing promissory notes convertible into our common stock. The prices at which the principal and interest of the convertible promissory notes are convertible into shares of common stock are less than the then-current bid price of our common stock. Sales of shares of our common stock at prices less than prevailing bid prices has had a dilutive effect on the owners of our common stock immediately prior to such sales or conversions. We have also issued a substantial number of shares of our common stock as payment to service providers for marketing and consulting services. To the extent we continue to issue shares of our common stock at prices less than the then-current bid prices or in connection with marketing and consulting services, existing owners of common stock will continue to suffer dilution of their share ownership. For the foreseeable future, we do not anticipate being able to issue shares of our common stock at prices equal, or substantially equal to, their bid prices at the time of such sales. Furthermore, sales of shares at prices less than the prevailing bid price of our common stock can be expected to result in downward pressure on our stock price. Additionally, our preferred Series A holders have the right to convert each preferred share, currently 5 million outstanding, into 5 shares, or 25 million shares if fully converted and our Series B holders have the right to convert each preferred share, currently 420,000 into 1 share, or 420,000 shares if fully converted.

We have never paid dividends on our common stock, and we do not anticipate paying dividends for the foreseeable future; therefore, returns on your investment may only be seen by the appreciation of the value in our securities. Investors should not rely on an investment in our stock for the payment of cash dividends.

We have not paid any cash dividends on our capital stock and we do not anticipate paying cash dividends in the future. Investors should not make an investment in our common stock if they require dividend income. Any return on an investment in our common stock will be as a result of any appreciation, if any, in our stock price. We intend to retain earnings, if any, for use in the operation of our business and to fund future growth. Because of this, investors may only see a return on their investment if the value of the shares owned appreciates.

We have the ability, without shareholder approval, to issue preferred stock and designate the rights, preferences and privileges that may be senior to common stock.

We have a total of 10,500,000 authorized shares of preferred stock. The Board of Directors may determine, without shareholder approval, the rights, preferences and privileges of the preferred stock. Depending on the rights, preferences and privileges granted when the preferred stock is issued, it may have the effect of delaying, deferring or preventing a change in control without further action by the shareholders, may discourage bids for our common stock at a premium over the market price of the common stock and may adversely affect the market price of and the voting and other rights of the holders of our common stock.

We can issue common stock without shareholder approval that may cause dilution to existing shareholders.

We have 239,500,000 authorized shares of common stock that can be issued by the Board of Directors. Under most circumstances the Board of Directors has the right to issue these shares. If all of these shares were issued, it would substantially dilute the existing shareholders.

Capitalization

The following table shows our total capitalization as of June 30, 2008.

Preferred Stock, $.05 par value authorized 10,500,000
Shares; Issued and Outstanding 5,420,000 Shares	$271,000
Common Stock, $0.001 par value, authorized 239,500,000
Shares; Issued and Outstanding 78,552,387 shares	78,552
Additional Paid-in Capital	1,659,615
Retained Earnings	(2,956,883)
Total Capitalization	($947,716)

Use of Proceeds

We will not receive any proceeds from the sale of the shares by the selling security holders. .

Business

Newborn calves and foals are very susceptible to infection immediately after birth and are normally provided protection by mother’s first milk or colostrums, which is rich in antibodies. This mechanism of protection is commonly referred to as Passive Transfer of Antibodies and is the primary means of defense until the offspring’s own immune system produces can provide sufficient levels of antibodies to protect the animal. Calves or foals that do not receive antibodies or receive insufficient levels (a condition known as Failure of Passive Transfer ) are at high risk of infection and possible death from the diseases these antibodies would otherwise prevent.

We market and sell colostrum replacement products for the dairy industry. Our products include ImmunoGam™ a product used in the treatment of Failure of Passive Transfer as well as Lyphomune™, and MiniGam™. Failure of Passive Transfer occurs in newborn foals and calves when antibodies are transferred in insufficient amounts from the mother’s colostrums. ImmunoGam™ is used as a colostrums replacement, in sterile powder form, and can be administered orally or intravenously. Failure of Passive Transfer can be treated through the use of colostrum replacement like those we market to provide the antibodies critical for the health and survival of the animal.

We are also further developing a proprietary procedure to allow for large scale manufacturing of colostral replacement products for market along with an added ingredient for mastitis and Johnnes disease.

We are phasing out the sales of diagnostic and monitoring business to existing customers. Part of the business is replenishment of supplies to existing customers. We have given notice to these customers that we will not be providing these supplies by the end of 2008 and they should look for other sources.

Our colostrum replacement products were originally developed by BioQual, Inc. for distribution into the equine industry. BioQual developed and brought to market a colostrum replacement product in the late 1990’s and sold it successfully into the equine market for a number of years. BioQual decided to discontinue their manufacture of the product as their business model was one of research into cancer products. In late 2005, prior to the merger of VDx and Mach One, VDx entered into an agreement to buy all the assets, research, and all other components of this equine division of BioQual. The conclusion of this sale was accomplished after the merger of the companies under the Mach One name.

Overview of Industry

In cows and horses, unlike humans, there is no natural transfer of antibodies through the mother’s placenta. Instead, the newborn normally receives antibodies through the mother’s milk shortly after birth. This early milk (colostrums) contains immunoglobulins, which provide almost immediate immunity for the offspring. Failure of this transfer of immunoglobulins to occur is referred to as Failure of Passive Transfer. We believe the treatment of choice for Failure of Passive Transfer should be to raise immunoglobulin level by administering these substances whether orally or intravenously. Immunoglobulin treatment is effective almost immediately after it is administered, is generally longer-lasting than drugs, and has few side-effects. Nevertheless, with a few exceptions such as tetanus antitoxin and equine immunoglobulin, immunoglobulin therapy and prophylaxis have not been used in veterinary practice as the process to collect the necessary components to manufacture a replacement product has thus far been too time consuming and expensive. We have solved this time and expense problem by using a proprietary method of increasing the amount of antibodies available from host cattle. The host cattle provide the necessary blood that is then filtered multiple times and freeze dried, all the while preserving high levels of antibodies later manufactured into our colostrum replacement product. This method of antibody preservation allows for a dramatic reduction in expenses compared to the more traditional methods which involved vaccinating individual cattle to induce the production of antibodies.

Marketing

Overview:

Our primary marketing niche is the dairy cattle and horse markets with the majority of emphasis on the dairy market. According to Hoard’s Dairyman, there are over 50,000 dairies in the US housing over nine million cows. According to The Association of Veterinary Practioners, there are also 4,500 veterinarians servicing the bovine market.

According to Davis, C.L. and J.K. Drackley. 1998. The development, nutrition, and management of the young calf. Iowa State University Press. Pp188-189, it is not uncommon to find cattle herds in which 40% of the calves exhibit Failure of Passive Transfer. Failure of Passive Transfer has no primary symptoms in itself, other than a predisposition to the foal developing infections. The only way to diagnose Failure of Passive Transfer is to test the animal's blood IgG levels.

Calves and foals with Failure of Passive Transfer are more likely to develop septicemia, a life threatening bacterial infection. Septicemia can manifest as pneumonia, infected joints (septic arthritis), diarrhea and meningitis.

The calf or foal's ability to absorb IgG is optimal at birth and progressively declines. The highest rate of absorption occurs during the first 4 hours followed by a gradual slowing until 12 hours. From 12 to 24 hours there is a substantial decline in absorption. As a result, early testing and treatment of an IgG deficiency may mean the difference between a healthy calf or foal and a sick one.

The only way to increase immunoglobulin levels after 24 hours of age is to administer plasma, the immunoglobulin-containing portion of blood, to the calves or foals intravenously. Plasma can also be given to the younger high-risk animals with complete or partial Failure of Passive Transfer as a supplement to administration of colostrum.

Marketing focus:

Our marketing focus is on the top 20% of dairies or dairies - those with herds of 800 or more cows. (Source: Hoard’s Dairyman). We target these top-tier dairies through on-site sales calls done by our President as well as by telephone and e-mail contact. The advertising of our products will be in the top trade journals of the bovine industry as well as at industry trade shows. We also will use third party large veterinarian practices already on-site to maintain relationships through their personnel. We believe that the capital investment in our products is less significant to this target market than it would be to smaller farms. In addition, these larger firms typically have a large enough staff to provide dedicated staff members to concentrate on our processes and procedures. Dedicated manpower is important in running an ongoing nutrition correction program because of the need for our product to be manufactured out of each dairy’s own colostrum as milked from each cow. Currently, we have one veterinarian technician that is in the field calling on dairies. There is no specialized training needed to administer our products above and beyond any gathered by the technician during his schooling to become a veterinary technician.

Marketing Objectives:

•	Educate the dairyman to the importance of IgG replacement and available therapy.

•	Provide Veterinarian Technicians for on-site and face-to-face sales.

•	Provide Veterinarian Technicians for on-site testing and food supplement recommendations.

•	Provide Veterinarian Technicians to train dedicated staff members in the use of the VDx equipment.

•	Provide Technical Seminars around the country to demonstrate and educate the potential customers in the use of the products.

•	Attend trade shows to expose more end users to the product and to answer questions on correct usage of the product.

Internet Marketing

We have a web site being developed that will provide product information to prospective customers. We also plan to feature pertinent articles about nutritional supplements and to have linking arrangements with other web sites. Management believes that the more articles and studies relating to the animal health market that we can provide to site visitors the more attractive our products may appear. Currently our web address is www.machonecorp.com.

Manufacture of Products

We currently have the capability to manufacture and package all of our products in our Belgium, Wisconsin facility. Test production started in May 2008 and full scale production began in June 2008. . Our quality control procedures are designed to verify that all products will comply with established specifications and standards. The capital investment to purchase the equipment needed for the filtering and freeze drying processes was $250,000 paid to BioQual plus another $250,000 for enhanced added features necessary to manufacture the product in sufficient quantities to satisfy the requirements of the dairy industry rather than the equine industry. Skilled personnel are not needed to run the machinery and are trained in less than one week as to our processes and procedures.

Products

Overview

We manufacture and market a line of products for use in the treatment of Failure of Passive Transfer in the Equine and Bovine markets. Manufacturing beyond test products has begun in June 2008. Currently, no revenues have been derived from colostrum replacement products to date.

ImmunoGam™ (Equine/Bovine) is a natural, immunoglobulin product for immune system support of your calf and foal. ImmunoGam is administered orally following birth and may be used as a colostrums replacement as well as a colostrum supplement ( in addition to colostrum derived directly from the mother). Supplied as a freeze-dried powder and ready for use following resuspension, ImmunoGam is derived from a donor herd hyperimmunized with selective vaccines. Stringent quality control procedures ensure a safe product that contains a specific quantity of IgG and provides batch-to-batch consistency.

MiniGram is a smaller dose size for use on miniature foals and ponies.

Lyphomune (Equine/Bovine) is a dual-Application, oral and intravenous IgG replacement for Failure of Passive Transfer. Lyphomune is the only purified, lyophilized, dual-application, IgG available for the treatment of Failure of Passive Transfer. One bottle can be administered orally or intravenously depending on diagnosis and time of treatment and may be used prophylactically for supplemental IgG while minimizing risk.

Gammaboost / NasoGam is a purified, lyophilized and sterile IgG derived from serum and prepared under the same stringent process and criteria used in the preparation of Lyphomune. Gammaboost / Nasogam was developed to provide a product to fill the void in veterinary medicine to target animals in a stressful situation like transportation or associated predicaments. The proposed usage is a prophylactic or therapeutic dose at the time of stressful activities. Additional efficacy demonstration trials are necessary on this product before distribution.

Eqstend is a sterile solution containing equine albumin in .9% physiologically balanced saline solution. Albumin is the major plasma protein synthesized in the liver and aids in maintaining colloidal osmotic pressure of blood and is critical to the regulation of circulating blood volume. Each bottle undergoes stringent quality control and is provided in a liquid form ready for administration using a blood filter.

Research and Development- Laboratory

We operate a laboratory in Belgium, Wisconsin where we research and develop products using our own formulas. In addition, the Company provides consulting services to other manufacturers that desire to sell their nutritional supplement products in the United States.

We own all of our laboratory equipment consisting of :

•	Virtis benchmark 2000 Industural Lyophilizer

•	Virtis 51 – SRC Lyophilizer

•	(2) Amicon Columnns with AER &BT

•	Millipore PUF 200 Concentrator

•	Pressure and Mixing Tanks

•	Peristaltic Pump

Employees

As of August 29, 2008 we had 5 full time employees.

Competition

Competition in the colostral replacement market for animals is fractured throughout many smaller companies and one larger company. Land O’ Lakes® is a multinational corporation with sales in excess of $6.3 billion dollars. Though their main product line is Dairy foods such as butter, they have a colostrum replacement product they market through their Feed division as Land O’ Lakes® Bovine IGG. Accurate market share numbers are difficult to obtain through these business divisions, but it is estimated Land O’ Lakes® has upwards of a 30% share. Their product is also a natural colostrum product like ours, though their base colostrum ( starting colostrum) is not as pure as that which we intend to process and package.

Our product contains an extra immune system “booster” that the Company manufactures into the colostrum replacement product that we believe gives it an edge over any existing product we have seen thus far. This proprietary method of increasing the effectiveness of the product in a concentrated format is the competitive edge we expect to infiltrate the market share of our competitors.

 Regulation

The manufacturing, processing, formulating, packaging, labeling and advertising of the Company's products are subject to regulation by one or more federal agencies, including the Federal Trade Commission (the "FTC") and the United States Department of Agriculture. These activities are also regulated by various agencies of the states, localities and foreign countries in which the Company's products are manufactured, distributed and sold. We do not intend to make any claims on our product labeling or literature that would cause the Federal Drug Administration (FDA) to request proof of efficacy or require clinical trials of the products.

We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on the Company's business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition. Compliance with the provisions of national, state and local environmental laws and regulations has not had a material adverse effect upon the capital expenditures, earnings, financial position, liquidity or competitive position of the Company.

Patents

The BioQual method was originally patented in 1989 and expired in 2007. The Company opted not to renew the patent as our modifications for the dairy industry no longer needed any part of the patent. While Dr. Nash holds patents for “Immunogen Adherence Inhibitor and Method of Making and Using Same” that are issued as Patent Numbers 7,241,443; 7,256,270, and 7,256,269, the Company does not need the patent to develop our products. Under his employment agreement, the Company receives Dr. Nash’s knowledge and experience he has gained that led him to his patents, though specific patent use is unnecessary.

Property

Our principal executive office is located at 3155 East Patrick Lane, Suite 1, Las Vegas, NV 89120-3481 and there are no lease fees associated with it. We also lease 3,500 square feet of offices and manufacturing in Belgium, Wisconsin. The lease will expire in January 2010. We currently pay a base rent of approximately $4,300 per month.

Management

The directors and executive officers of the Company are as follows:

Name	Age	Position
Monte B. Tobin	60	Chairman, Chief Executive Officer, Secretary and Director
Dennis Severson	51	Director
Mark D. Thomas	48	Director

Monte Tobin – Chairman, Chief Executive Officer, Secretary and Director

Monte B. Tobin has served as chief executive officer of The Corporation for Advanced Applications since 1996. TCAA is in the business of bringing to market various otherwise unrelated products, each embodying a specific technology and for which its owners believe a market exists (e.g. a glucose testing product, a test for canine disorders and a fire retardant for use on mattresses and other fabrics). Our company's products were originally among those marketed by TCAA through its then VDx subsidiary. Mr. Tobin acquired VDx from TCAA in 2004 under an agreement requiring Mr. Tobin to contribute 10% of the stock he receives from any acquiring corporation. TCAA received 3 million shares of Mach One Corporation. While Mr. Tobin expects to continue supervising the operations of TCAA, his activities on behalf of that corporation greatly diminished following the separation of VDx, and those activities are expected to remain minimal during the foreseeable future. Mr. Tobin served in the United States Air Force from 1966 to 1970 during which time he also attended the University of Maryland extension in Germany for two years, studying marketing and sales.

Peter Nash, Ph.D. - Chief Science Officer

Peter Nash, Ph.D. originally studied to become a medical doctor and expected to treat human patients. After obtaining his Ph.D. in microbiology, he taught for 20 years at the Indiana School of Medicine, University of Minnesota and Minnesota State University, Mankato - covering 13 areas of medicine, from parasitology to immunology to virology. In 1984, Nash joined BSI, an emerging medical company (now called Surmodics) specializing in human diagnostics. While with BSI, Dr. Nash worked to develop tests for strep, whooping cough, salmonella, toxins and other diagnostics. In the late 1980s, Dr. Nash developed quick swab tests to detect Listeria in feedlots and E. coli in processing plants. During the first Gulf War, he worked on anthrax tests until government funding dissipated. Along with two other BSI founders Dr. Nash spun off Camas Inc. in 1987. From the University Technical Center in Minneapolis, they expanded their work in rapid human diagnostics to agriculture — researching Campylobacter, Pasteurella and E. coli 0157:H7 with federal funding. Under the direction of Dr. Nash, Camas did work for the U.S. Department of Defense, the U.S. Marine Corps, and the U.S.D.A. After nearly three decades of microbial study, Dr. Nash designed all-natural cattle feed additives to inhibit a dangerous E. coli 1057:H7 strain and improve feed efficiency with "impressive results." Dr. Nash holds three patents as a result of his work.

Dennis Severson- Director

Mr. Severson is the President of Commerce Street Venture Group, a diversified private equity firm specializing in investing in small and medium sized companies, providing capital for growth and acquisitions. He has served in that capacity since 2005. From 2000 to 2005 Mr. Severson held various senior executive positions with Commerce Street.

Mr. Severson also serves as a director of OBN Holdings, an entertainment company engaged in television broadcasting, feature film and television production, and music production and distribution. He holds a Bachelor of Arts degree in Economics from the University of Hawaii.

Mark D. Thomas- Director

Mr. Thomas has been a Senior Infrastrucure Engineer at Denver Water utility in Denver, Colorado, since February 2006. In that position he is responsible for that company’s communication systems. From 2001 to 2006 Mr Thomas was the Operations Manager for Compel, LLC, a developer of data communication and telecommunication operations. Prior to Compel, Mr. Thomas was the Vice President of Northern Communications Group, a regional communications company.

Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of June 30, 2008 regarding the beneficial ownership of the Company's common stock by (1) each person or "group," as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, who is known by the Company to own beneficially more than 5% of the Company's outstanding voting securities; (2) each of the Company's Directors; (iii) each Named Executive Officer (as defined in "Item 6. Compensation" below); and (iv) all executive officers and directors of the Company as a group.

Name and Address	Shares Beneficially Owned		% of Shares Outstanding
Monte B. Tobin
6430 Congress Drive
West Bend, WI 53095	30,000,000	(A)	41.0%
Dr. Peter C. Nash
18811 Maple Leaf Drive
Eden Prairie, Minnesota 55346	500,000.68%
Thomas Family Trust (1)
430 E. 6th St.
Loveland, CO 80537	3,750,000		5.1%
Charles Morgan Securities, Inc. (3)
120 Wall Street, 16th Floor
New York, NY 10005	3,920,000		5.4%
EMM Company Trust (4)
23500 Via Amato
Valencia, CA 91355	5,000,000		6.4	% (2)
HillHaven Enterprises Limited (5)
7235 Casino Center Blvd
Las Vegas, NV 89101	5,000,000		6.4	% (2)
Arthur W. Hogan
5308 Mossglen Dr.
Frisco, TX 75034	5,000,000		6.4	% (2)
Michael D. Rogers
23 Butler Street
Irvine, CA 92612	5,000,000		6.4	% (2)
Mark Thomas
1281 No. Concord
Chandler, AZ 85225	5,000,000		6.4	% (2)
AAR Accounts Family Limited Partnership (6)
17 Beverly Rd.
Little Neck, NY 11363	11,216,307		14.95	% (7)
John and Audrey Quackenbush
2 Sail Fish Drive
Palm Coast, FL 32137	3,750,000		5.1%

All Directors and Executive Officers as a Group (3 persons):	35,500,000		48.1%

(A) Includes 3,000,000 shares given to The Corporation for Advanced Applications. Mr. Tobin is a minority shareholder in TCAA and maintains beneficial ownership in these securities.
(1) D. William Thomas is the trustee of the Thomas Family Trust.
(2) Consists in each case of 1,000,000 shares of Class A Convertible Preferred Stock each share of which is convertible into 5 shares of Common Stock.
(3) Paul E. Taboada is Principal of Charles Morgan Securities.
(4) Michael McGrath is Trustee of EMM Trust Company.
(5) Victor Larson is Managing Secretary of HillHaven Enterprises Limited
(6) Andrew A. Roth is General Partner of AAR Family Limited Partnership
(7) Includes 9,787,736 shares and 1,428,571shares issuable upon conversion of $50,000 in principal amount of convertible notes based on a conversion price of $0.035 per share. Andrew A. Roth is the general partner of the limited partnership.

Selling Shareholders

The following table presents information regarding the selling shareholders.  The selling shareholders do not hold a position or office with us. Charles Morgan Securities, Inc. has an investment banking agreement and an advisory agreement with us, and acted as placement agent in the issuance of our 12% Convertible Promissory Notes. The other two selling shareholders have not had any other material relationship with us.

Shareholder	Shares Beneficially Owned Before Offering	Percentage of Outstanding Shares Beneficially Owned Before Offering (1)	Shares to be Sold in Offering	Percentage of Outstanding Shares Beneficially Owned After Offering
AAR Accounts Family Limited Partnership	11,216,307	14.95%	1,875,000	12.4%
John and Audrey Quackenbush	3,750,000	5.1%	1,875,000	2.55%
Charles Morgan Securities, Inc.	3,920,000	5.4%	3,920,000	0.0%

(1) Includes 9,787,736shares held by AAR Accounts Family Limited Partnership and 1,428,571 shares issuable upon conversion of $50,000 in principal amount of convertible notes. The number of shares beneficially owned by holders of our 12% convertible notes is indeterminate as the conversion price of those debentures is based upon market price of the shares.  In computing the numbers of shares held prior to the offering by holders of 12% convertible notes, we have assumed that the applicable conversion price will be $0.035, based on the price of our common stock on August 9, 2008. Andrew A. Roth is General Partner of AAR Accounts Family Limited Partnership.

Dollar value of underlying securities

The total dollar value of the 3.75 million securities underlying the convertible notes registered for resale on the dates of sale of the convertible notes was $375,000. The corresponding notes amounts for these securities totaled $150,000.

Plan of Distribution

Registration Rights

We granted registration rights to AAR Accounts Family Limited Partnership, one of the selling shareholders, as the holder of our 12% convertible notes for the shares it may receive if it converts the note. The registration statement that includes this prospectus will not register all of those shares when it becomes effective.  We will bear the cost of the registration.

Selling Shareholder's Right to Indemnification

We have agreed to indemnify the selling shareholders from all liability and losses resulting from any misrepresentations or breaches we make in connection with our registration rights agreement, other related agreements, or the registration statement.

Net Proceeds

We will not receive any of the proceeds of sale of the shares to be sold in this offering.

Manner of Sale

The selling shareholders have told us they intend to sell the common stock covered by this prospectus from time to time on the Pink Sheets market, or in any other market where our shares of common stock are quoted. The selling shareholders, and any brokers, dealers, or agents that participate in the distribution of the common stock, may be deemed to be underwriters, and any profit on the sale of common stock by them and any discounts, concessions, or commissions they receive may be deemed to be underwriting discounts and commissions under the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.  We will inform the selling shareholders that any underwriters, brokers, dealers, or agents effecting transactions on behalf of the selling shareholders must be registered to sell securities in all 50 states.  In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

We will pay all the expenses of the registration, offering, and sale of the shares of common stock to the public under this prospectus other than commissions, fees, and discounts of underwriters, brokers, dealers. and agents.  We have agreed to indemnify the selling shareholders and their controlling persons against certain liabilities, including liabilities under the Securities Act.  We estimate that the expenses of the offering to be borne by us will be approximately $55,000.  We will not receive any proceeds from the sale of any of the shares of common stock by the selling shareholders.

The selling shareholders should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the selling shareholders and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the selling shareholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while they are distributing shares covered by this prospectus.  Accordingly, except as noted below, the selling shareholders are not permitted to cover short sales by purchasing shares while the distribution is taking place.  We will advise the selling shareholders that if a particular offer of common stock is to be made on terms materially different from the information set forth in the above Plan of Distribution, then a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

 Description of Securities

Our Articles of Incorporation authorize us to issue up to 239,500,000 shares of Common Stock at $0.001 par value and 10,500,000 share of Preferred Stock of $.05 par value. As of June 30, 2008, 78,552,387 shares of common stock and 5,420,000 shares of preferred stock were issued and outstanding.

Common stock

Each record holder of our common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. The Articles of Incorporation do not permit cumulative voting for the election of directors.

Holders of outstanding shares of our common stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up our affairs, holders are entitled to receive, ratably, our net assets which are available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of common stock have no preferences, limitations or preemptive rights.

Preferred stock

The Company is authorized to issue 10,500,000 shares preferred stock, par value $.05 per share, of which 5,000,000 shares designated Series A Convertible Preferred Shares and 420,000 shares designated Series B Convertible Preferred Shares are issued and outstanding. Each outstanding Series A Preferred Share is convertible into 5 Common Shares and is entitled to 1 vote on all matters submitted to a vote of shareholders. Each outstanding Series B Convertible Preferred Share is convertible into 1 Common Share and is not entitled to vote.

12% Convertible Notes

On December 16, 2006 we issued a $250,000 twelve percent convertible note to AAR Accounts Family Limited Partnership, an entity controlled by Andrew Roth. Beneficial conversion expenses were taken at the time of this commitment and were all expensed in 2006. Beneficial conversion is calculated as the difference between the conversion price and the actual market price of the stock at commitment and is treated as an interest expense by the company and reflected thus in its financial statement.

This note bears interest at the rate of 12% per annum, payable at maturity or upon earlier conversion and is convertible at a price equal to 50% of the closing bid price per share on the date of conversion. The current balance on the Note as of December 31, 2007 is $50,000. We are entitled to prepay all or any part of the principal amount of the note upon 15 days' written notice. This note is secured by all of our assets and was also originally secured by 7.5 million shares of our common stock which had been pledged by Mr. William Thomas, one of our shareholders. . It is convertible at a price equal to 50% of the closing bid price per share of the Common Stock on the date of conversion. On June 15, 2007 the shareholder who had pledged his stock as collateral- Mr. Thomas- for filing this registration statement agreed to release 3,750,000 of the shares he had pledged to settle claims that we had not filed this registration statement in a timely manner. The security interest in the remaining 3,750,000 shares pledged by Mr. Thomas terminated upon the filing of this registration statement.

This note requires us to register 3,750,000 of the shares of common stock into which the note may be converted. The registration statement accompanying this prospectus will register those shares upon effectiveness.

On January 17, 2007, we issued an additional $75,000 12% convertible note to John and Audrey Quackenbush. The terms of this second note are substantially identical to the earlier note except that we are not required to register any of the shares into which that note is convertible, and the security interest securing the note is subordinate to the security interest of the holder of the earlier note.

On April 17, 2007, we issued a promissory note in the principal amount of $1,000,000 to an accredited investor: Kevin G. Sallstrom The note has a five year repayment schedule at 12% interest that begins after all principal amounts are received. The note was not sold at a discount. Interest accrues at the time of receipt of funds. We have accounted for accrued interest in our financial statement. The phrase “begins after all principal amounts are received” refers to the repayment schedule, not the interest accrual. Payments will begin 5 months after the final payment is received. We received capital under this note in varying payment amounts throughout 2007 with the final amount aggregating to $1 million received in April 2008. Repayment of the note will begin in November 2008 per agreement with the note holder. Mr. Sallstrom also received 1 million shares of our common stock in February 2008 as an additional inducement to enter into the note. The shares were issued in February 2008 due to an oversight by the board instead of in April 2007 at the time the note was executed.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Our articles of incorporation generally provide that directors of the corporation shall not be held corporately liable except where applicable by Nevada statute. Articles of incorporation and our bylaws neither provide for nor preclude indemnification of our directors, officers and controlling person. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons, or insofar as indemnification under that Act is otherwise permitted, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Corporate Governance

We believe that the following Directors are "independent" as defined by rules of the National Association of Securities Dealers, Inc.: Dennis Severson and Mark Thomas.

Management’s Discussion and Analysis or Plan of Operation

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Sections of this prospectus, including the Management's Discussion and Analysis or Plan of Operation, contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are subject to risks and uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward-looking statements. You should not unduly rely on these statements. Forward-looking statements involve assumptions and describe our plans, strategies, and expectations. You can generally identify a forward-looking statement by words such as “may,” “will,” “should,” “would,” “could,” “plan,” “goal,” “potential,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” and similar words and variations thereof. This prospectus contains forward-looking statements that address, among other things,

•	our financing plans,

•	regulatory environments in which we operate or plan to operate, and

•	trends affecting our financial condition or results of operations, the impact of competition, the start-up of certain operations and acquisition opportunities.

Factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include, among others,

•	our ability to raise capital,

•	our ability to execute our business strategy in a very competitive environment,

•	our degree of financial leverage,

•	risks relating to rapidly developing technology,

•	regulatory considerations;

•	risks related to international economies,

•	risks related to market acceptance and demand for our products and services,

•	the impact of competitive products, services, and pricing, and

•	other risks referenced from time to time in our SEC filings.

All subsequent written and oral forward-looking statements attributable to us, or anyone acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

You should read the following discussion of our results and plan of operation in conjunction with the consolidated financial statements and the notes thereto appearing elsewhere in this document. Statements in this Management's Discussion and Analysis or Plan of Operation that are not statements of historical or current objective fact are “forward-looking statements.”

Overview

On January 17, 2006, we completed the acquisition of VDx, Inc., a Wisconsin corporation by issuing 30 million shares to Monte B. Tobin, the owner of VDx, Inc. Prior to this acquisition, the Company had no current operations. A manufacturer and distributor of veterinary diagnostic equipment and tests, VDx marketed and sold specialized tests for bovine IgG, NEFA for the dairy industry, and Equine IgG. We are currently in the process of discontinuing the testing business from the products VDx marketed and sold.

On March 31, 2006, we completed the acquisition of certain equipment and assets of BioQual, Inc. that will be integrated into our operations and be our primary business going forward. The acquisition included all equipment necessary for the manufacture of Colostral replacement products for cattle and horses and we paid consideration of $250,000 to BioQual for the acquisition. We plan to market and sell a colostrum replacement product we manufacture to counteract Failure of Passive Transfer as it occurs in newborn foals and calves when antibodies are transferred in insufficient amounts from the mother’s colostrums. ImmunoGam™ is used as a colostrums replacement, supplement and prophylactic, in sterile powder form, and can be administered orally or intravenously. We are also further developing a proprietary procedure to allow for large scale manufacturing of colostral replacement products for market along with an added ingredient for mastitis and Johnnes disease.

We have not generated significant operating revenues, and as of June 30, 2008 we had incurred a cumulative net loss from inception of $2,956,883.

For the periods ending June 30, 2008 and 2007, our consolidated net losses were $686,999 and $398,673 respectively. For the years ended December 31, 2007 and 2006, our consolidated net losses were $1,212,955, and $961,703 respectively. Our current liabilities exceeded current assets by $323,152 as of June 30, 2008.

Although we recently completed a convertible debt financing with gross proceeds of approximately $325,000 in January 2007, and executed a promissory note in the sum of $1,000,000 from a private investor in April 2007, we will require significant additional funding in order to achieve our business plan. We have to date received $1,000,000 from the executed promissory note. We have a further commitment of $375,000 in funding from this note holder. We have received $225,000 of this commitment to date. We believe that our current cash position along with $150,000 from the note will be able to sustain our proposed operations for 8-10 months. Over the next 18 months, in order to have the capability of achieving our business plan, we believe that we will require at least $1,000,000 in additional funding. We will attempt to raise these funds by means of one or more public or private offerings of debt or equity securities or both. At this time, we have no commitments for additional capital funds beyond that mentioned above. Moreover, depending on the development and activities of our business, and unforeseen and unanticipated events in our business, we may require additional funding over the next twelve to eighteen months to develop our business. This amount may exceed an additional $1,000,000 depending on cost involved in the further development and commercialization of our products. In such event, we may need immediate additional funding.  Our inability to raise capital could impair our ability to implement our business plan and may ultimately force us to cease operations.

Over the next 12 months, we do not expect any significant purchases or sales of plant or equipment or any significant changes in the number of our employees or any off-balance sheet arrangements that will have any current or future effect on our financial condition. Over the next 12 months, we have contractual obligations of $54,400, primarily related to rent. These obligations total $272,000 over the next five years.

Results of Operations

 Period Ending June 30, 2008 Compared to Period Ending June 30, 2007

Gross profits for the period ended June 30, 2008 were $44,301 compared to $42,194 for the same period last year. Cost of sales and services increased to $38,125 for the period ended June 30, 2008, from $12,420 for the period ended June 30, 2007. Executive salaries totaled $66,667 for the quarter with all of it being accrued by our CEO and CSO. Professional expenses (consulting and professional fees) comparing the period ending June 30, 2008, to the period ending June 30, 2007, increased from $ 243,311 to $295,794, reflecting increased legal, accounting , and investment advisory/consultant expenses relating to our financing efforts and increased use of legal and accounting in anticipation of SEC filing requirements. The majority of the amount making up the Professional fees were paid in common stock of the company and taken as an expense on the date issued at the value on that date. Amortization expense increased with the acquisition of the BioQual equipment in 2006. The acquisition of the BioQual equipment was amortized in the June 30, 2007 Financial Statement as Amortization Expense.  During the December 31, 2007 audit of the 2007 Financial Statements the BioQual equipment was reclassified from BioQual Purchase Agreement on the Balance Sheet into Manufacturing Equipment on the Balance Sheet.  The expense was reclassified from Amortization Expense into Depreciation Expense because it was determined that the BioQual purchase was in fact equipment, not technology.

General and administrative increased to $303,883 for the period ended June 30, 2008 from $130,021 for the same period in 2007. During 2008, the Company increased employee count and outsourced personnel with resulting cost increases from these additions.

Professional expense grew to $295,794 for the June 30, 2008 period from $243,311 for the same quarter in 2007. Expenses relating to on-going financing efforts as well as accounting and legal fees increased professional expenses. The majority of the amount making up the Professional fees were paid in common stock of the company and taken as an expense on the date issued at the value on that date.

Fiscal Year Ending December 31, 2007 Compared to Fiscal Year Ending December 31, 2006

Gross profits for the year ended December 31, 2007 were $78,242 compared to $31,771 for the same period last year. Gross profit increased due to increased sales of the Company’s glucose test for dogs and cats after increasing the marketing of this test. Executive salaries remain at $144, 000 for the year with all of it being deferred by our CEO. Professional expenses (consulting and professional fees) comparing the year ending December 31, 2007, to the year ending December 31, 2006, increased from $418,460 to $825,623, reflecting increased legal, accounting , and investment advisory/consultant expenses relating to our financing efforts and increased use of legal and accounting in anticipation of SEC filing requirements. The majority of the amount making up the Professional fees were paid in common stock of the company and taken as an expense on the date issued at the value on that date. Amortization expense increased with the acquisition of the BioQual equipment in 2006. Beneficial conversion expenses were taken at the time of the commitment and were all expensed in 2006. Beneficial conversion is calculated as the difference between the conversion price and the actual market price of the stock at commitment and is treated as an interest expense by the company and reflected thus in its financial statement.

Cost of sales and services decreased to $18,066 for the year ended December 31, 2007, from $43,987 for the year ended December 31, 2006. Costs of sales decreased with the percentage of sales of our glucose test increasing over our other products. The glucose test is more profitable than the other tests due to a low cost of sales associated with it compared to the other tests.

General and administrative increased to $336,006 in 2007 from $177,356 in 2006. During 2007, the Company increased personnel with resulting cost increases from these additions. .

Professional expense grew to $825,623 in 2007 from $418,640 in 2006. Expenses relating to on-going financing efforts as well as accounting and legal fees increased professional expenses. The majority of the amount making up the Professional fees were paid in common stock of the company and taken as an expense on the date issued at the value on that date.

The Company has accumulated deficit since inception of $2,956,883.

Liquidity and Capital Resources

We had a cash balance of $5,532 as of June 30, 2008 and a cash balance of $137,538 as of June 30, 2007. Our current cash balance is not sufficient to fund our long term business objectives and we will need significant additional capital over the next 12-18 months in order to fund our planned operations. We may be unable to secure any additional financing on terms that are acceptable to us, if at all.

Despite our recent equity financing of approximately $325,000 completed in January 2007, and our debt financing of $1,000,000 executed in April 2007, we will require significant additional funding in order to achieve our business plan. Our current "burn rate" is approximately $50,000 per month, and over the next 12 months, in order to have the capability of achieving our business plan; we believe that we will require at least another $1,000,000. We will attempt to raise these funds by means of one or more public or private offerings of debt or equity securities or both. We may not be able to secure the financing that we believe is necessary to implement our strategic objectives, and even if additional financing is secured, we may not achieve our strategic objectives. As of the date of this Prospectus, we do not have any firm commitments from any investors for any additional funding.

Our current note payable balance of $1,416,397 includes $51,397 remaining from the convertible offering completed in January 2007 with a due date of December 2008, $1,225,000 from the financing issued in April 2007 with a due date of April 2012, $16,017 to TCAA for expense advancement in 2006, and the remaining $123,983 due to a related party for accrued rent on our Belgium, Wisconsin facility. There is accrual for interest owed as well. The $1.225 million dollar note is personally guaranteed by our President, Mr. Tobin.

Factors that caused our cash flows from operations, investing activities, and financing activities to change for the period June 30, 2008 from June 30, 2007 were the increased usage of our stock as payment for professional services as well as an increase in financing received under the one million dollar convertible note that began in 2007.

Our longer-term working capital and capital requirements will depend upon numerous factors, including revenue and profit generation, the cost of filing, prosecuting, defending, and enforcing patent claims and other intellectual property rights, competing technological and market developments, collaborative arrangements. Additional capital will be required in order to attain our goals. The additional funds may not become available on acceptable terms and we cannot give any assurance that any additional funding that we do obtain will be sufficient to meet our needs in the long term.

Critical Accounting Policies

In December 2001, the SEC requested that all registrants discuss their most “critical accounting policies” in Management's Discussion and Analysis of Financial Condition or Plan of Operation. The SEC indicated that a “critical accounting policy” is one which is both important to the portrayal of the Company’s financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our significant accounting policies are described in Note 1 to our consolidated financial statements included in this form; however, we believe that none of them is considered to be critical.

 Certain Transactions

We lease our office and warehouse facility in Belgium Wisconsin from Monte B. Tobin, our President, and his wife, under a five-year net lease. The facility consists of approximately 3,500 square feet of office space and 1,000 square feet of warehouse space, with option to increase the warehouse space by up to 500 feet. We currently pay a base rent of approximately $4,300 per month. Under the lease, rent increases are possible if property taxes increase. The Company would be responsible for a pro-rata share of the increase. We believe the rent and other terms of the lease are substantially equivalent to those that would prevail in an arms-length transaction between unrelated parties.

In April 2007, a company that Mach One’s CEO is a minority shareholder of (CAA) purchased a company called Cooler Solutions. Cooler Solutions is in the business of manufacturing and selling freezers for industrial applications. We purchase freezer boxes from Cooler Solutions for supply to our dairy customers. We will also be purchasing freezers for installation in our manufacturing facilities. The price of the freezer boxes to us is competitive to the market for these products. CAA could also possibly provide other goods and services to us throughout its normal course of business. Any of these products as sold by CAA will be competitively priced to the current market price of similar products.

 Price Range of Common Stock and Related Matters

As of June 30, 2008, 78,522,387 shares of common stock were outstanding, held of record by approximately 400 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors. Accordingly, the holder of a majority of the Company's outstanding voting stock will be able to elect all directors, and minority stockholders will not be able to elect directors on the basis of their votes alone. In the event of a liquidation, dissolution or winding up of the Company, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into other securities. All outstanding shares of common stock are fully paid and nonassessable.

The transfer agent and registrar for the Company's common stock is Stalt, Inc., 671 Oak Grove Avenue Suite C Menlo Park, CA 94025 Telephone: (650) 321-7111

Our common stock is quoted under the symbol "MNCN" on the Pink Sheets.  The following table sets forth the high and low bid prices for shares of our common stock for 2005, 2006, 2007 and the first quarter of 2008 , as reported by the Pink Sheets Quotations reflect inter dealer prices, without retail markup, mark down, or commission, and may not represent actual transactions.

YEAR	PERIOD	HIGH	LOW
2005
	First Quarter	.54	.18
	Second Quarter	.48	.05
	Third Quarter	.20	.05
	Fourth Quarter	.55	.15
2006
	First Quarter	1.01	.10
	Second Quarter	.13	.08
	Third Quarter	.20	.03
	Fourth Quarter	.20	.04
2007
	First Quarter	.20	.04
	Second Quarter	.19	.10
	Third Quarter	.15	.06
	Fourth Quarter	.11	.06
2008
	First Quarter	.08	.04
	Second Quarter	.10	.03

Dividends

We have not, to date, paid any cash dividends on our common stock.

Equity Compensation Plans

We do not have any equity compensation plans.

 Summary Compensation Table

The following table summarizes the annual and long-term compensation paid to Monte B. Tobin, our chief executive officer. Except for Mr. Tobin, no other executive officer received annual remuneration in excess of $100,000 during 2006 or 2007. This summary compensation table shows certain compensation information for services rendered in all capacities during each of the last two completed fiscal years.

Name and Principal Position	Year	Salary $		Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total
Monte B. Tobin Chief Executive Officer	2005 2006 2007 2008	120,000 144,000 $144,000 $90,000	) (1) (2) (3)	0 0 0 0	0 0 0 0	0 0 0 0	0 0 0 0	0 0 0 0	0 0 0 0	120,000 144,000 144,000 $90,000
Dr. Peter Nash Chief Science Officer	2008	$21,667	(4)	0	0	0	0	0	0	21,667
No other officer or director received in excess of $100,000 for the years ending December 31, 2007 and December 31, 2006.

(1), (2), and (3) Mr. Tobin’s salaries for years indicated have been accrued but not paid.

(4) Dr. Nash’ employment agreement began on April 11, 2008.

The Company does not have any standard arrangements pursuant to which directors are compensated for services as directors.

Employment Agreements

The Company has an employment agreement with Mr. Tobin beginning in January 2006. The term of the agreement is for five years, Years 1-2 at $144,000 per year, and Years 3-5 at $180,000 per year. Bonus provisions also exist at the Board of Directors direction. The Agreement has cost of living increases, and has provisions for termination with cause. Provisions for termination without cause and for change in control of the company are also included and a payment of a one-time sum of 2.99 times the current annual salary is included.

The Company has an employment agreement with Dr. Nash beginning in April 2008. The term of the agreement is for three years at $130,000 per year. Bonus provisions also exist at the Board of Directors direction. The Agreement has cost of living increases, and has provisions for termination with cause. Provisions for termination without cause and for change in control of the company are also included and a payment of a one-time sum of 2.99 times the current annual salary is included.

Financial Statements and Notes to Statements

Larry O'Donnell, CPA, P.C.

Telephone (303) 745-4545	2228 South Fraser Street

Unit I

Aurora, Colorado 80014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Mach One Corporation

Las Vegas, Nevada

We have reviewed the accompanying consolidated balance sheet of Mach One Corporation and its wholly-owned subsidiary as of June 30, 2008, (unaudited) and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for the six-month periods ended June 30, 2008 and 2007. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with standards established by the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in the Notes to the consolidated financial statements, the Company has yet to produce sufficient sources of revenue, and has incurred significant recurring losses from its operations. This raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Larry O’Donnell

Larry O'Donnell, CPA, P.C.

Denver, Colorado

August 27, 2008

Mach One Corporation and Subsidiary
Consolidated Balance Sheets
June 30, 2008 and June 30, 2007 (unaudited) December 31, 2007 and 2006 (Audited)

	June 30, 2008	June 30, 2007	December 31, 2007	December 31, 2006

ASSETS
Current assets
Cash	5,532	137,538	6,928	3,078
Accounts Receivable	46,750	5,580	1,554	4,084
Security Deposit	2,200	2,200	2,200	2,200
Total Current Assets	54,482	145,317	10,682	9,362

Property and equipment, net of depreciation	740,436	442,276	580,450	28,089
Purchase Agreement Prepayment		0		250,000

Total Assets	794,918	$587,593	591,222	287,451

	June 30, 2008	June 30, 2007	December 31, 2007	December 31, 2006

LIABILITIES AND STOCKHOLDERS DEFICIT
Current liabilities

Accounts payable	$(0)	(3,600)	0	17,799

Accrued expenses	326,237	240,146	288,609	154,584

Note payable current	391,397	0	51,397	85,868

Total Current Liabilities	$717,634	$236,546	340,006	258,251

Notes Payable	1,025,000	$726,054	781,932	331,362

Total Long Term Liabilities	1,025,000	726,054	781,932	331,362

Total Liabilities	$1,742,634	$962,600	1,121,938	589,613

STOCKHOLDERS DEFICIT

Preferred Stock, $.05 par value authorized 10,500,000	$271,000	$271,000	271,000	346,000

Shares; Issued and Outstanding 5,420,000 Shares as of March 31, 2008, 6,920,000 as of March 31, 2007, 5,420,000 as of December 31, 2007 and 6,920,000 as of December 31, 2006

Common Stock, $0.001 par value, authorized 239,500,000	78,552	62,347	73,153	45,427

Shares; Issued and Outstanding 78,522,387 shares as of June 30, 2008, 62,346,651 as of June 30, 2007, 73,152,387 as of December 31, 2007 and 45,426,651 as of December 31, 2006

Additional Paid-in Capital	1,659,615	747,247	1,395,015	363,341

Retained Earnings	(2,956,883)	(1,455,601)	(2,269,884)	(1,056,929)

Total Stockholders' Equity	$(947,716)	(375,008)	(530,717)	(302,162)

Total Liabilities & Stockholders' Equity	794,918	587,593	591,222	287,451

MACH ONE CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDING JUNE 30, 2008 AND 2007( unaudited) AND YEARS ENDED DECEMBER 31, 2007 AND 2006 (audited)

	Period Ended June 30,		Year ended December 31,
	2008	2007	2007	2006
Revenue
Sales	82,427	54,614	96,308	75,758
Total income	82,247	54,614	96,308	75,758
Cost of sales	38,125	12,420	18,066	43,987
Gross profit	44,301	42,194	78,242	31,771
Expenses
Marketing & Advertising	3,013	9,878	11,341	2,020
Professional Fees	295,794	243,311	825,623	418,460
Facility Expense	33,294	25,616	54,137	58,859
General & Admin Expense	303,883	130,021	336,006	177,356
Total expenses	635,983	408,825	1,227,107	656,931
Loss from operations	(591,682)	(366,631)	(1,148,865)	(625,160)
Other income (expenses)
Note expense (shares issued)	(50,000)			(1,648)
Interest and beneficial conv expense	(3,830)	(5,399)	(17,184)	(332,406)
Depreciation expense	(41,487)	(1,642)	(46,906)	(2,490)
Amortization expense	0	(25,000)	0	0
Net loss	(686,999)	(398,673)	(1,212,955)	(961,703)
Loss per common share	$(0.01)	$(0.01)	$(0.02)	$(0.02)
Weighted average shares	74,502,000	45,426,651	61,935,585	38,752,585

MACH ONE CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD ENDED JUNE 30, 2008 (unaudited) AND YEARS ENDING DECEMBER 31, 2007 AND 2006 (audited)

	Preferred Stock		Common Stock		Paid in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance December 31, 2005	8,420,000	421,000	30,287,451	30,287	(531,280)	(95,226)	(175,319)

Issued to officer for compensation			2,000,000	2,000	98,000		100,000
Issued to shareholder for capital receipt			250,000	250	15,250		15,000
Issued to shareholder for capital receipt			500,000	500	49,500		50,000
Issued to shareholder for capital receipt			250,000	250	13,250		13,500
Shares issued upon conversion of preferred	(500,000)	(25,000)	2,500,000	2,500	22,500		0
Shares issued upon conversion of preferred	(500,000)	(25,000)	2,500,000	2,500	22,500		0
Shares issued upon conversion of preferred	(500,000)	(25,000)	2,500,000	2,500	22,500		0
Issued to shareholder for capital receipt			340,000	340	16,660		17,000
Issued to shareholder for capital receipt			359,200	359	17,601		17,960
Issued to shareholder for capital receipt			380,000	380	17,520		17,900
Issued to shareholder for capital receipt			1,560,000	1,560	76,440		78,000
Shares issued for consulting services			2,000,000	2,000	198,000		200,000
Beneficial Conversion					325,000		325,000
Net loss December 2006						(961,703)	(961,703)
Balance December 31, 2006	6,920,000	346,000	45,426,651	45,427	363,341	(1,056,929)	(302,162)

Issued to Officer for compensation			720,000	$720	$35,280		$36,000
Issued upon Conversion of Note-AAR			1,875,000	$1,875	$73,125		$75,000
Issued upon Conversion of Note-JAQ			1,875,000	$1,875	$73,125		$75,000
Shares issued for consulting services			1,200,000	1,200	$58,800		$60,000
Issued for Purchase of shell			3,750,000	$3,750	$371,250		$375,000
Shares issued upon conversion of	(1,500,000)	(75,000)	7,500,000	$7,500	$67,500		$-
Preferred Shares
Issued upon Conversion of Note-AAR			2,500,000	$2,500	$47,500		$50,000
Issued upon Conversion of Note-AAR			3,537,736	$3,538	$71,462		$75,000
Professional services-attorney			300,000	$300	$14,700		$15,000
Shares issued for consulting services			1,000,000	$1,000	$49,000		$50,000
Shares issued for accounting services			100,000	$100	$4,900		$5,000
Shares issued for technical services			3,300,000	$3,300	$161,700		$165,000
Shares issued for administrative services			68,000	$68	$3,332		$3,400
Net Loss December 2007						(1,212,955)	(1,212,955)
Balance December 31, 2007	5,420,000	271,000	73,152,387	73,153	1,395,015	(2,269,884)	(530,717)

Shares issued for consulting services			3,250,000	$3,250	$159,250		$162,500
Shares issued for technical services			850,000	$850	$41,650		$42,500
Shares issued under terms of note			1,000,000	$1,000	$49,000		$50,000
Shares issued- attorney			300,000	$300	$14,700		$15,000

Net loss June 30, 2008						(686,999)	(686,999)

Balance June 30, 2008	5,420,000	271,000	78,552,387	78,553	1,659,615	(2,956,883)	(947,716)

MACH ONE CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR PERIODS ENDED JUNE 30, 2008 AND 2007 (unaudited) AND YEARS ENDING DECEMBER 31, 2007 AND 2006 (audited)

	Period Ended June 30,
	2008	2007
Cash flows from operating activities:
Net loss	$(686,999)	$(398,673)
Noncash items included in net income
Depreciation and amortization	41,487	26,642
Compensation for Stock	220,000	156,000
(Increase) Decrease in:
Accounts receivable	(45,196)	(1,495)
Increase (decrease) in:
Accounts payable		(21,399)
Accrued expenses	37,628	85,561
Total adjustments	253,919	245,309
Net cash used in operating activities	(433,080)	(153,364)
Cash flows from investing activities:
Purchase of equipment	(151,384)	(190,829)
Net Cash Used in Investing Activities	(151,384)	(190,829)
Cash flows from financing activities:
Increase in Notes Payable	583,068	308,824
Proceeds from issuance of stock		169,826
Net cash provided by financing activities	583,068	478,650
Net increase (decrease) in cash	(1,396)	134,457
Cash, beginning of year	6,928	3,078
Cash, end of period	5,532	137,538

	Year Ended
	2007	2006

Cash flows from operating activities:
Net loss	$(1,212,954)	$(961,703)

Noncash items included in net income
Depreciation and amortization	$46,866	$2,405
Compensation for Stock	709,400	$300,000
(Increase) Decrease in:
Accounts receivable	2,530	2,411
Other Assets	-	-
Beneficial Conversion		325,000
Increase (decrease) in:
Short term loan		-
Accounts payable	(17,799)	6,473
Accrued expenses	134,025	154,584
Long Term Notes Payable

Total adjustments	$875,022	$790,873

Net cash used in operating activities	$(337,932)	$(170,830)

Cash flows from investing activities:
Purchase agreement payment	$-	$(250,000)
Cash used in asset purchase	(349,317)	(108,635)
Net Cash Used in Investing Activities	$(349,317)	$(358,635)

Cash flows from financing activities:
Increase in Notes Payable	$416,099	$315,484
Proceeds from issuance of stock	275,000	209,860
Proceeds from loans payable	-	-
Net cash provided by financing activities	$691,099	$525,344

Net increase (decrease) in cash	$3,850	$(4,121)

Cash, beginning of year	3,078	7,199

Cash, end of year	$6,928	$3,078

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

The consolidated financial statements include Mach One Corporation and it’s wholly owned subsidiary VDx, Inc. (collectively the “Company”)

The Company was organized as Underdog, Inc., under the laws of the State of Utah on March 19, 1982. It changed its name to Cieber Resources, Inc., on March 1, 1985, then to Allstate Telecom, Inc. (“Allstate Utah”) on August 12, 1986 and finally to Mach One Corporation (“Mach One”) in connection with a business combination with a Nevada corporation, discussed below, on July 20, 1994.

Allstate Utah, as well as its predecessors, had little or no revenues or income and by December, 1987, had ceased all of its operations. Subsequently, Allstate Utah was administratively dissolved by the Utah Division of Corporations and Commercial Code for failure, among other things, to pay taxes, fees or penalties when due, or to deliver a corporate annual report to the Division when due.

In June, 1994, a principal shareholder of the Company proposed the acquisition of Mach One by the Company, but found that Allstate Utah had been administratively dissolved more than two years earlier and, therefore, could not be reinstated. At the suggestion of a clerk in the Utah Department of Commerce, however, the shareholder, acting as incorporator, organized a new Allstate Telecom, Inc. (“New Allstate”) under the laws of the State of Utah on June 29, 1994, to acquire the assets and liabilities of Allstate Utah, if any (even though new shares were issued or exchanged).

Although the question of whether the procedure suggested by the clerk, under good faith, satisfied all terms and conditions of law is not free from doubt, New Allstate changes its domicile to Nevada on July 20, 1994 by statutory merger with a newly organized Nevada corporation, also named Allstate Telecom, Inc. (“Allstate Nevada”), which acquired Mach One Corporation, a Nevada corporation, pursuant to an agreement and plan of merger. Allstate Nevada then changed its name to Mach One Corporation (the “Company” or “Mach One”).

In connection with the agreement and plan of merger, 467,220 shares of preferred stock were issued in exchange for $233,610. Issued and outstanding 3,500,000 shares of the Company’s common stock were issued to the shareholders of Mach One in exchange for the exclusive marketing right to certain products. On April 1, 1995, the Company issued 1,299,200 shares for the marketing rights, so the stock was issued at par value. The plastic injection equipment, at the time, Mach One’s sole tangible asset, had been acquired for 233,610 shares of its common stock at $1.00 per share. The equipment had previously been assigned to a creditor by a court in satisfaction of a judgment of $233,610, but there was no report, opinion or appraisal from an outside party as to the amount or fairness of the consideration for such equipment. The equipment was recorded at $233,610, the value of the court judgment.

On January 17, 2006 all of the outstanding shares of VDx were acquired by Mach One Corporation in exchange for 30,000,000 shares of the Mach One Corporation common stock. Subsequent to the merger Mach One Corporation had 30,287,451 total common shares outstanding. Accordingly, this transaction has been accounted for as a reverse merger with VDx Inc. treated as the accounting acquirer as their stockholders control approximately 99% of the post-merger common stock. As such, the accompanying financial statements refer to the activity of VDx Inc. since its inception, August 9, 2004. Stockholders’ equity has been retroactively restated to reflect the number of shares the accounting acquirer received in the business combination.

Beneficial Conversion Expense

Beneficial conversion expenses were taken at the time of the commitment and were all expensed in 2006. Beneficial conversion is calculated as the difference between the conversion price and the actual market price of the stock at commitment and is treated as an interest expense by the company and reflected thus in its financial statement. Previously, the Company had expensed beneficial conversion at the time of conversion. The financial statements currently reflect the expense at the time of the commitment.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Mach One Corporation and VDx, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. There are no major estimates for this report.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration risks are cash and accounts receivable. At various times during the year, the Company had deposits in excess of the federally insured limits. The Company maintains its cash with high quality financial institutions, which the Company believes limits these risks.

Property and Equipment

Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, which is 5 to 10 years. Betterments, which extend the life of the asset, are capitalized, and maintenance and repairs are expensed as incurred.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets to determine whether events or changes in circumstances occurred that indicate the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future cash flows of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between the estimated fair value and carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations.

Revenue Recognition

Revenues from sales are recognized upon delivery and acceptance of product.

Stock-based Compensation

For the period ending June 30, 2008, no shares for technical services, consulting services, or professional services were issued.

For the same period ending June 30, 2007, 1,200,000 shares valued at $120,000 were issued for consulting services.

Our statement of operations for 2008 reflects these costs under Professional Services.

Organization and Nature of Operations

Loss per Share

Basic loss per share for each year is computed by dividing loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share includes the effects of common stock equivalents to the extent they are dilutive. At June 30, 2008 and 2007 all common stock equivalents were antidilutive and therefore diluted loss per share equaled basic loss per share.

Fair Value of Financial Instruments

The respective carrying value of certain on-balance sheet financial instruments approximated their fair value. These instruments include cash, accounts receivable and accounts payable. Fair values were assumed to approximated carrying values for these financial instruments since they are short-term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, which establishes revised standards for accounting for business combinations, eliminating the pooling method, and providing new guidance for recognizing intangible assets arising in a business combination. Additionally, SFAS No. 141 requires more prominent and more frequent disclosures in financial statements about a business combination. This statement is effective for business combinations initiated on or after July 1, 2001.

SFAS 142, Goodwill and Other Intangible Assets provides guidance on accounting for the acquisition of intangibles, except those acquired in a business combination, which is subject to SFAS 141, and the manner in which intangibles and goodwill should be accounted for subsequent to their initial recognition. This statement is effective for all fiscal years beginning after December 15, 2001.

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets provides implementation guidance regarding when and how to measure an impairment loss, and expands the presentation to include a component of an entity, rather than strictly a business segment. SFAS 144 also eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. This statement is effective for all fiscal years beginning after December 15, 2001. The adoption of SFAS 144 on April 1, 2002 did not have a material effect on the Company's financial position, results of operations or liquidity.

In May 2005, the FASB issued SFAS No. 154,  "Accounting Changes and Error - an amendment of APB Opinion No. 29." This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the usual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.  Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of  changing to the new accounting principle. This Statement requires retrospective application to prior periods financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change. This Statement is effective for  accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect application of SFAS No. 154 to have a material affect on its financial statements.

In February 2006, the FASB issued SFAS No. 155. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The Company does not expect  application of SFAS No. 155 to have a material affect on its financial statements.

In March 2006, the FASB issued SFAS No. 156. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This  Statement  is effective as of the beginning of its first fiscal year that begins after September 15, 2006. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement. The Company does not expect  application of SFAS No. 156 to have a material affect on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This  Statement  is effective as of the beginning of its first fiscal year that begins after November 15, 2007. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. The Company does not expect application of SFAS No. 157 to have a material affect on its financial statements.

In September 2006, the FASB issued SFAS No. 158 Employers’ Accounting for Defined Benefit Pension and Other Post retirement Plans. This Statement amends FASB Statements No. 87, 88, 106, and 132(R). This Statement  is effective as of the beginning of its first fiscal year that begins after December 15, 2006, but before June 16, 2007. This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. The Company does not expect application of SFAS No. 158 to have a material affect on its financial statements.

NOTE 2 PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2008 and 2007 consisted of the following:

	2008	2007
Office equipment	$18,289	$19,494
Laboratory/Manufacturing equipment	748,625	414,750
Leasehold Improvements	17,087	14,200
Livestock	49,314
	833,315	448,444
Less: Accumulated depreciation	(92,879)	(6,168)

	$740,436	$442,276

Depreciation expense for the periods ended June 30, 2008 and 2007 was $ 41,487 and 1,642.

NOTE 3  LEASE OBLIGATIONS

Operating Leases
The Company leases its office, warehouse, and laboratory space under non-cancelable operating leases, which have initial terms in excess of one year.

Total lease expense for the years ended December 31, 2007 and 2006 was $54,137 and $58,859, respectively.

Future annual minimum lease payments under these non-cancelable operating leases at December 31, 2007 were as follows:

	Operating	Capital
	Leases	Leases
2008	43,260	0
2009	44,558	0
2010	45,895	0
2011	47,271	0
2012 and thereafter	47,271
	$228,255	0
Less amount representing interest	0	0
Present value of minimum lease payments	0	0
Less current portion	(43,260)	(0)
Long-term portion of capital lease payable	184,995	$0

Total interest expense, including late fees, under capital leases was $0 and $0 for the years ended December 31, 2007 and 2006, respectively.

NOTE 4 LOAN PAYABLE

The Company has an outstanding loan payable to a related party as follows:

	2007	2006
Loan payable with no interest, due on
Demand unsecured.	$0	$85,868
Less current portion	0	85,868
Total short-term loan payable – related party

There was no interest expense related to this obligation for the years ended December 31, 2007 and 2006.

NOTE 5 NOTES PAYABLE

The Company has outstanding notes payable at June 30, 2008, December 31, 2007 and 2006 as follows:

	June 30, 2008	2007	2006
Note #1 payable unsecured at 12%	140,000	111,932	79,965
Due December 31, 2009
Less current portion:	0	0	0
Total long-term notes payable	140,000	111,932	79,965

Total interest expense for these obligations for the period ended June 30, 2008, December 31, 2007 and 2006 was $ 3,830, $10,402 and $6,009, respectively.

The Company has outstanding notes payable at June 30, 2008, December 31, 2007 and 2006 as follows:

	June 30, 2008	2007	2006
Note #2 payable unsecured at 12%	1,225,000	670,000	0
Due April 2012
Less current portion:	340,000	0	0
Total long-term notes payable	885,000	670,000	0

NOTE 6 CONVERTIBLE NOTES PAYABLE

The Company has outstanding convertible notes payable at June 30, 2008, December 31, 2007 and 2006 as follows:

	June 30, 2008	2007	2006
Total short-term notes payable	$51,397	51,397	251,397	(*)

* At December 31, 2006, the due date of December 14, 2008 made this a long-tem note payable.

Convertible notes payable to individual with interest at 12% due at December 14, 2008 convertible into shares of common stock at a price equal to 50% of bid price on date of conversion

Interest expense for these obligations for the periods ended June 30, 2008 , December 31, 2007 and 2006 was $0, $0, and $1,397, respectively.

NOTE 7 STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

The Company is authorized to issue 239,500,000 shares of $.0001 par value common stock. The Company has 78,552,387 shares of its common stock issued and outstanding at March 31, 2008. Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote. There were several issues and other activities involving common transactions during the year. Stockholders’ equity has been retroactively restated to reflect the number of shares the accounting acquirer received in the business combination.

Preferred Stock

The Company is authorized to issue 10,500,000 shares preferred stock. The par value originally was $.50 per share. On May 24th , 2002, the preferred stock par value was changed to $.05 per share. On July 20, 1994, 467,220 shares of Preferred shares to officers and affiliates of the Company as partial consideration for the merger, at par $.50 per share. These shares are identified as Series A Convertible Preferred shares. They are convertible at any time into Common shares at a ratio of five (5) Common shares for each Preferred share. In addition, each Preferred share has one vote for each Common share outstanding. There is no liquidation preference relative to Preferred shares.

As of June 30, 2008 there are 5,420,000 Preferred Shares issued outstanding. Dividends, voting rights and other terms, rights and preferences of the preferred shares have not been designated but may be designated by the Board of Directors from time to time.

On January 17, 2006, the Company issued 2,000,000 shares of common stock valued at $100,000 to an officer and resulted in an immediate charge to operations.

In January 2006, the Company issued 500,000 shares of common stock valued at $50,000 to a subscriber for $50,000 cash.

In January 2006, the Company issued 250,000 shares of common stock valued at $13,500 to a subscriber for $13,500 cash.

In January 2006, the Company issued 250,000 shares of common stock valued at $15,500 to a subscriber for $15,500 cash.

In March 2006, the Company issued 1,560,000 shares of common stock valued at $78,000 to a subscriber for $78,000 cash.

In April 2006, the Company issued 359,200 shares of common stock valued at $17,960 to a subscriber for $17,960 cash.

In April 2006, the Company issued 380,000 shares of common stock valued at $17,900 to a subscriber for $17,900 cash.

In April 2006, the Company issued 340,000 shares of common stock valued at $17,000 to a subscriber for $17,000 cash.

In December 2006, the Company issued 2,000,000 shares valued at $200,000 under an investment advisory agreement and resulted in an immediate charge to operations.

In May 2007, the Company issued 720,000 shares valued at $36,000 to an officer and resulted in an immediate charge to operations.

In May 2007, the Company issued 1,200,000 shares valued at $60,000 under an investment advisory agreement and resulted in an immediate charge to operations.

In May 2007, the Company issued 3,750,000 shares valued at $300,000 for conversion of $150,000 worth of convertible notes dated December 2006. All beneficial interest expenses associated with this transaction were expensed at the time of the commitment in December 2006.

In May 2007, the Company issued 3,750,000 shares valued at $375,000 in completion of the company purchase agreement first executed in January 2006. The issuance of 3,750,000 shares in 2007 were to complete the original reverse merger transaction. These shares, valued at $375,000 and reflected accordingly in the financial statements, were consideration to the original owner of the public shell company.

In November 2007, the Company issued 6,037,736 shares valued at $250,000 for conversion of $125,000 worth of convertible notes dated December 2006. All beneficial interest expenses associated with this transaction were expensed at the time of the commitment in December 2006.

In December 2007, the Company issued a total of 4,768,000 shares valued at $238,900 for professional services and resulted in an immediate charge to operations.

In January 2008, the Company issued 150,000 shares for technical services valued at $7,500 and resulted in an immediate charge to operations.

In February 2008, the Company issued a total of 4,250,000 shares valued at $212,500 for consulting services, technical services, and professional services and resulted in an immediate charge to operations.

In February 2008, under the original terms surrounding the promissory note from Kevin Sallstrom, 1,000,000 shares were issued to Mr. Sallstrom as inducement to enter the note agreement. The shares were valued at $50,000.

In February 2008, the Company issued 300,000 shares for legal services valued at $15,000 and resulted in an immediate charge to operations

Preferred Stock

In March 2006, 500,000 shares of Series A Preferred Stock were cancelled and converted into 2,500,000 common shares of the company.

In June 2006, 500,000 shares of Series A Preferred Stock were cancelled and converted into 2,500,000 common shares of the company.

In September 2006, 500,000 shares of Series A Preferred Stock were cancelled and converted into 2,500,000 common shares of the company.

In May 2007, 2,500,000 shares of Series A Preferred Stock were cancelled and converted into 7,500,000 common shares of the company

NOTE 8 INCOME TAXES

The Company has no current or deferred income tax due to its operating losses.

The Company recognizes deferred income tax liabilities and assets for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

The Company incurred no income taxes for the years ended December 31, 2007 and 2006. The expected income tax benefit for the years ended December 31, 2007 and 2006 is approximately $225,000 and $90,000, respectively. The difference between the expected income tax benefit and non-recognition of an income tax benefit in each period is the result of a valuation allowance applied to deferred tax assets.

NOTE 9  RELATED PARTY TRANSACTIONS

During 2007 and 2006, the Company incurred corporate, administrative and facility expense fees of approximately $54,137 and $58,859, respectively, for services performed (primarily for the lease of office and manufacturing space) by the Company’s president and the president’s wife and for expenses paid by the president on behalf of the Company. The Company has a note payable in the amount of $123,983 at June 30, 2008, due to the president and his wife for accrued payments for rent. The Lease Agreement between the company and the president and his wife commenced on August 6, 2004 and ends on March 1, 2010. In addition, the company paid to the president’s son $5,150 in 2005.

NOTE 10 ACQUISITION OF VDx, INC.

On January 17, 2006 all of the outstanding shares of VDx were acquired by Mach One Corporation in exchange for 30,000,000 shares of the Mach One Corporation common stock. Subsequent to the merger Mach One Corporation had 30,287,451 total common shares outstanding. Accordingly, this transaction has been accounted for as a reverse merger with VDx Inc. treated as the accounting acquirer as their stockholders control approximately 99% of the post-merger common stock. As such, the accompanying financial statements refer to the activity of VDx Inc. since its inception, August 9, 2004. Stockholders’ equity has been retroactively restated to reflect the number of shares the accounting acquirer received in the business combination.

VDx is a corporation organized under the laws of the state of Wisconsin and is a manufacturer and distributor of veterinary diagnostic equipment and tests. VDx currently markets and sells specialized tests for bovine IgG, NEFA for the dairy industry, and Equine IgG. VDx has already made a significant impact within the dairy cattle industry with their NEFA test and nutritional supplement program to maximize output for the dairy farmer. The NEFA test offers farmers the ability to test the health and nutrition of their cattle before giving birth and also test the health of the new calves once born. Future milk output from dairy cattle is directly affected by the nutrition just prior to calving.

NOTE 11  GOING-CONCERN UNCERTAINTY

These financial statements are presented assuming the Company will continue as a going concern. For the quarter ending June 30, 2008, the Company showed consolidated net loss of $686,999 and for the years ended December 31, 2007 and 2006, the Company showed consolidated net losses of $1,212,955 and $961,703, respectively. The accompanying financial statements indicate that current liabilities exceed current assets by $323,152 at June 30, 2008.

These factors raise substantial doubt about its ability to continue as a going concern. Management’s plan with regard to these matters includes raising working capital and significant assets and resources to assure the Company’s viability, through private or public equity offering, and/or debt financing, and/or through the acquisition of new businesses or private ventures.

Larry O'Donnell, CPA, P.C.

Telephone (303) 745-4545

2228 South Fraser Street

Unit I

Aurora, Colorado 80014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Mach One Corporation

I have audited the accompanying consolidated balance sheets of Mach One Corporation as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mach One Corporation as of December 31, 2007 and 2006, and the consolidated results of its operations and their cash flows for each of the years then ended, in conformity with generally accepted accounting principles in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 11 to the consolidated financial statements, the Company has yet to produce sufficient sources of revenue, and has incurred significant recurring losses from its operations. This raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Larry O'Donnell, CPA, P.C.

August 27, 2008

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

The consolidated financial statements include Mach One Corporation and it’s wholly owned subsidiary VDx, Inc. (collectively the “Company”)

The Company was organized as Underdog, Inc., under the laws of the State of Utah on March 19, 1982. It changed its name to Cieber Resources, Inc., on March 1, 1985, then to Allstate Telecom, Inc. (“Allstate Utah”) on August 12, 1986 and finally to Mach One Corporation (“Mach One”) in connection with a business combination with a Nevada corporation, discussed below, on July 20, 1994.

Allstate Utah, as well as its predecessors, had little or no revenues or income and by December, 1987, had ceased all of its operations. Subsequently, Allstate Utah was administratively dissolved by the Utah Division of Corporations and Commercial Code for failure, among other things, to pay taxes, fees or penalties when due, or to deliver a corporate annual report to the Division when due.

In June, 1994, a principal shareholder of the Company proposed the acquisition of Mach One by the Company, but found that Allstate Utah had been administratively dissolved more than two years earlier and, therefore, could not be reinstated. At the suggestion of a clerk in the Utah Department of Commerce, however, the shareholder, acting as incorporator, organized a new Allstate Telecom, Inc. (“New Allstate”) under the laws of the State of Utah on June 29, 1994, to acquire the assets and liabilities of Allstate Utah, if any (even though new shares were issued or exchanged).

Although the question of whether the procedure suggested by the clerk, under good faith, satisfied all terms and conditions of law is not free from doubt, New Allstate changes its domicile to Nevada on July 20, 1994 by statutory merger with a newly organized Nevada corporation, also named Allstate Telecom, Inc. (“Allstate Nevada”), which acquired Mach One Corporation, a Nevada corporation, pursuant to an agreement and plan of merger. Allstate Nevada then changed its name to Mach One Corporation (the “Company” or “Mach One”).

In connection with the agreement and plan of merger, in addition to the 467,220 shares of preferred stock issued in exchange for $233,610. Issued and outstanding 3,500,000 shares of the Company’s common stock were issued to the shareholders of Mach One in exchange for the exclusive marketing right to certain products. On April 1, 1995, the Company issued 1,299,200 shares for the marketing rights, so the stock was issued at par value. The plastic injection equipment, at the time, Mach One’s sole tangible asset, had been acquired for 233,610 shares of its common stock at $1.00 per share. The equipment had previously been assigned to a creditor by a court in satisfaction of a judgment of $233,610, but there was no report, opinion or appraisal from an outside party as to the amount or fairness of the consideration for such equipment. The equipment was recorded at $233,610, the value of the court judgment.

On January 17, 2006 all of the outstanding shares of VDx were acquired by Mach One Corporation in exchange for 30,000,000 shares of the Mach One Corporation common stock. Subsequent to the merger Mach One Corporation had 30,287,451 total common shares outstanding. Accordingly, this transaction has been accounted for as a reverse merger with VDx Inc. treated as the accounting acquirer as their stockholders control approximately 99% of the post-merger common stock. As such, the accompanying financial statements refer to the activity of VDx Inc. since its inception, August 9, 2004

Beneficial Conversion Expense

Beneficial conversion expenses were taken at the time of the commitment and were all expensed in 2006. Beneficial conversion is calculated as the difference between the conversion price and the actual market price of the stock at commitment and is treated as an interest expense by the company and reflected thus in its financial statement. Previously, the Company had expensed beneficial conversion at the time of conversion. The financial statements currently reflect the expense at the time of the commitment.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Mach One Corporation and VDx, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. There are no major estimates for this report.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration risks are cash and accounts receivable. At various times during the year, the Company had deposits in excess of the federally insured limits. The Company maintains its cash with high quality financial institutions, which the Company believes limits these risks.

Property and Equipment

Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, which is 5 to 10 years. Betterments, which extend the life of the asset, are capitalized, and maintenance and repairs are expensed as incurred.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets to determine whether events or changes in circumstances occurred that indicate the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future cash flows of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between the estimated fair value and carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations.

Revenue Recognition

Revenues from sales are recognized when invoiced.

Organization and Nature of Operations

Loss per Share

Basic loss per share for each year is computed by dividing loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share includes the effects of common stock equivalents to the extent they are dilutive. At December 31, 2007 and 2006 all common stock equivalents were antidilutive and therefore diluted loss per share equaled basic loss per share.

Fair Value of Financial Instruments

The respective carrying value of certain on-balance sheet financial instruments approximated their fair value. These instruments include cash, accounts receivable and accounts payable. Fair values were assumed to approximated carrying values for these financial instruments since they are short-term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, which establishes revised standards for accounting for business combinations, eliminating the pooling method, and providing new guidance for recognizing intangible assets arising in a business combination. Additionally, SFAS No. 141 requires more prominent and more frequent disclosures in financial statements about a business combination. This statement is effective for business combinations initiated on or after July 1, 2001.

SFAS 142, Goodwill and Other Intangible Assets provides guidance on accounting for the acquisition of intangibles, except those acquired in a business combination, which is subject to SFAS 141, and the manner in which intangibles and goodwill should be accounted for subsequent to their initial recognition. This statement is effective for all fiscal years beginning after December 15, 2001.

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets provides implementation guidance regarding when and how to measure an impairment loss, and expands the presentation to include a component of an entity, rather than strictly a business segment. SFAS 144 also eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. This statement is effective for all fiscal years beginning after December 15, 2001. The adoption of SFAS 144 on April 1, 2002 did not have a material effect on the Company's financial position, results of operations or liquidity.

In May 2005, the FASB issued SFAS No. 154,  "Accounting Changes and Error - an amendment of APB Opinion No. 29." This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the usual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.  Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of  changing to the new accounting principle. This Statement requires retrospective application to prior periods financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change. This  Statement  is effective for  accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect  application of SFAS No. 154 to have a material affect on its financial statements.

In February 2006, the FASB issued SFAS No. 155. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The Company does not expect  application of SFAS No. 155 to have a material affect on its financial statements.

In March 2006, the FASB issued SFAS No. 156. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This  Statement  is effective as of the beginning of its first fiscal year that begins after September 15, 2006. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement. The Company does not expect  application of SFAS No. 156 to have a material affect on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This  Statement  is effective as of the beginning of its first fiscal year that begins after November 15, 2007. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. The Company does not expect application of SFAS No. 157 to have a material affect on its financial statements.

In September 2006, the FASB issued SFAS No. 158 Employers’ Accounting for Defined Benefit

Pension and Other Post retirement Plans. This Statement amends FASB Statements No. 87, 88, 106, and 132(R). This  Statement  is effective as of the beginning of its first fiscal year that begins after December 15, 2006, but before June 16, 2007. This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. The Company does not expect  application of SFAS No. 158 to have a material affect on its financial statements.

NOTE 2 PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2007 and 2006 consisted of the following:

	2007	2006

Office equipment	$12,122	$3,988
Laboratory/Manufacturing equipment	573,700	265,506
Leasehold Improvements	46,048	13,121
	631,870	282,615

Less: Accumulated depreciation	(51,330)	(4,526)

	$580,540	$278,089

Depreciation expense for the years ended December 31, 2007 and 2006 was $ 46,866 and $2,405, respectively.

NOTE 3  LEASE OBLIGATIONS

Operating Leases

The Company leases its office, warehouse, and laboratory space under non-cancelable operating leases, which have initial terms in excess of one year.

Total lease expense for the years ended December 31, 2007 and 2006 was $54,137 and $58,859, respectively.

Future annual minimum lease payments under these non-cancelable operating leases at December 31, 2007 were as follows:

	Operating	Capital
	Leases	Leases

2008	43,260	0
2009	44,558	0
2010	45,895	0
2011	47,271	0
2012 and thereafter	47,271
	$228,255	0
Less amount representing interest	0	0
Present value of minimum lease payments	0	0
Less current portion	(43,260)	(0)

Long-term portion of capital lease payable	$184,995	$0

Total interest expense, including late fees, under capital leases was $0 and $0 for the years ended December 31, 2007 and 2006, respectively.

NOTE 4 LOAN PAYABLE

The Company has an outstanding loan payable to a related party as follows:

	2007	2006

Loan payable with no interest, due on demand, unsecured.	$0	$85,868
Less current portion	(0)	(0)

Total long-term loan payable – related party	$0	$85,868

There was no interest expense related to this obligation for the years ended December 31, 2007 and 2006.

NOTE 5 NOTES PAYABLE

The Company has outstanding notes payable at December 31, 2007 and 2006 as follows:

	2007	2006

Note payable unsecured at 12% interest	111,932	79,965
Due December 31, 2009
Less current portion:	(0)	(0)

Total long-term notes payable	$111,932	$79,965

Total interest expense for these obligations for the year ended December 31, 2007 and 2006 was $10,402 and $6,009, respectively.

NOTE 6 CONVERTIBLE NOTES PAYABLE

The Company has outstanding convertible notes payable at December 31, 2007 and 2006 as follows:

	2007	2006

Convertible notes payable to individual with interest at 12% due at December 14, 2008 convertible into shares of common stock at a price equal to 50% of bid price on date of conversion

Total short term note payable	$51,397	$251,397

Interest expense for these obligations for the years ended December 31, 2007 and 2006 was $0 and $1,397, respectively.

NOTE 7 STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

The Company is authorized to issue 239,500,000 shares of $.0001 par value common stock. The Company has 73,152,387 shares of its common stock issued and outstanding at December 31, 2007. Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote. There were several issues and other activities involving common transactions during the year.

Preferred Stock

The Company is authorized to issue 10,500,000 shares preferred stock. The par value originally was $.50 per share. On May 24th , 2002, the preferred stock par value was changed to $.05 per share. On July 20, 1994, 467,220 shares of Preferred shares to officers and affiliates of the Company as partial consideration for the merger, at par $.50 per share. These shares are identified as Series A Convertible Preferred shares. They are convertible at any time into Common shares at a ratio of five (5) Common shares for each Preferred share. In addition, each Preferred share has one vote for each Common share outstanding. There is no liquidation preference relative to Preferred shares. As of December 31, 2007 there are 5,420,000 Preferred Shares issued outstanding. Dividends, voting rights and other terms, rights and preferences of the preferred shares have not been designated but may be designated by the Board of Directors from time to time.

On January 17, 2006, 30,000,000 shares of common stock valued at $1,500,000 were issued to the shareholders of VDx, Inc. in connection with the acquisition of VDx, Inc.

On January 17, 2006, the Company issued 2,000,000 shares of common stock valued at $100,000 to an officer and resulted in an immediate charge to operations.

In January 2006, the Company issued 500,000 shares of common stock valued at $50,000 to a subscriber for $50,000 cash.

In January 2006, the Company issued 250,000 shares of common stock valued at $13,500 to a subscriber for $13,500 cash.

In January 2006, the Company issued 250,000 shares of common stock valued at $15,500 to a subscriber for $15,500 cash.

In March 2006, the Company issued 1,560,000 shares of common stock valued at $78,000 to a subscriber for $78,000 cash.

In April 2006, the Company issued 359,200 shares of common stock valued at $17,960 to a subscriber for $17,960 cash.

In April 2006, the Company issued 380,000 shares of common stock valued at $17,900 to a subscriber for $17,900 cash.

In April 2006, the Company issued 340,000 shares of common stock valued at $17,000 to a subscriber for $17,000 cash.

In December 2006, the Company issued 2,000,000 shares valued at $200,000 under an investment advisory agreement and resulted in an immediate charge to operations.

In May 2007, the Company issued 720,000 shares valued at $36,000 to an officer and resulted in an immediate charge to operations.

In May 2007, the Company issued 1,200,000 shares valued at $60,000 under an investment advisory agreement and resulted in an immediate charge to operations.

In May 2007, the Company issued 3,750,000 shares valued at $300,000 for conversion of $150,000 worth of convertible notes dated December 2006. All beneficial interest expenses associated with this transaction were expensed at the time of the commitment in December 2006.

In May 2007, the Company issued 3,750,000 shares valued at $375,000 in completion of the company purchase agreement first executed in January 2006. The issuance of 3,750,000 shares in 2007 were to complete the original reverse merger transaction. These shares, valued at $375,000 and reflected accordingly in the financial statements, were consideration to the original owner of the public shell company.

In November 2007, the Company issued 6,037,736 shares valued at $250,000 for conversion of $125,000 worth of convertible notes dated December 2006. All beneficial interest expenses associated with this transaction were expensed at the time of the commitment in December 2006.

In December 2007, the Company issued a total of 4,768,000 shares valued at $238,900 for professional services and resulted in an immediate charge to operations.

Preferred Stock
In March 2006, 500,000 shares of Series A Preferred Stock were cancelled and converted into 2,500,000 common shares of the company.
In June 2006, 500,000 shares of Series A Preferred Stock were cancelled and converted into 2,500,000 common shares of the company.
In September 2006, 500,000 shares of Series A Preferred Stock were cancelled and converted into 2,500,000 common shares of the company.
In May 2007, 2,500,000 shares of Series A Preferred Stock were cancelled and converted into 7,500,000 common shares of the company

NOTE 8 INCOME TAXES

The Company has no current or deferred income tax due to its operating losses.

The Company recognizes deferred income tax liabilities and assets for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

The Company incurred no income taxes for the years ended December 31, 2007 and 2006. The expected income tax benefit for the years ended December 31, 2007 and 2006 is approximately $225,000 and $90,000, respectively. The difference between the expected income tax benefit and non-recognition of an income tax benefit in each period is the result of a valuation allowance applied to deferred tax assets.

NOTE 9  RELATED PARTY TRANSACTIONS

During 2007 and 2006, the Company incurred corporate, administrative and facility expense fees of approximately $54,137 and $58,859, respectively, for services performed (primarily for the lease of office and manufacturing space) by the Company’s president and the president’s wife and for expenses paid by the president on behalf of the Company. The Company has a note payable in the amount of $111,932 at December 31, 2007, due to the president and his wife for accrued payments for rent. The Lease Agreement between the company and the president and his wife commenced on August 6, 2004 and ends on March 1, 2010. In addition, the company paid to the president’s son $5,150 in 2005.

NOTE 10 ACQUISITION OF VDx, INC.

On January 17, 2006 the Company acquired 100% of the equity interests of VDx, Inc. (VDx). The income and expenses for VDx from the period January 17, 2006 through December 31, 2006 are included in the consolidated statements of operations. VDx is a corporation organized under the laws of the state of Wisconsin and is a manufacturer and distributor of veterinary diagnostic equipment and tests. VDx currently markets and sells specialized tests for bovine IgG, NEFA for the dairy industry, and Equine IgG. VDx has already made a significant impact within the dairy cattle industry with their NEFA test and nutritional supplement program to maximize output for the dairy farmer. The NEFA test offers farmers the ability to test the health and nutrition of their cattle before giving birth and also test the health of the new calves once born. Future milk output from dairy cattle is directly affected by the nutrition just prior to calving.

NOTE 11 GOING-CONCERN UNCERTAINTY

These financial statements are presented assuming the Company will continue as a going concern. For the years ended December 31, 2007 and 2006, the Company showed operating losses of $1,212,954 and $961,703, respectively. The accompanying financial statements indicate that current liabilities exceed current assets by $329,324 and $248,679 for the years ended December 31 2007 and 2006, respectively.

These factors raise substantial doubt about its ability to continue as a going concern. Management’s plan with regard to these matters includes raising working capital and significant assets and resources to assure the Company’s viability, through private or public equity offering, and/or debt financing, and/or through the acquisition of new businesses or private ventures.

Legal Matters

 The legality of the securities offered hereby has been passed upon by Steven L. Slaw, PC of Elgin, Illinois.

Experts

Our balance sheet as of June 30, 2008, and the statements of our operations, shareholders' equity, and cash flows for the periods ended June 30, 2008 and 2007 and for the Years ending December 31, 2007 and 2006 have been included in this prospectus in reliance on the report, which includes an explanatory paragraph on our ability to continue as a going concern, Larry O’Donnell, PC certified public accountants, given on the authority of that firm as experts in accounting and auditing.

Where You Can Find More Information

After the registration statement there includes this Prospectus becomes effective, we will file annual, quarterly and special reports and other information with the Securities and Exchange Commission.  Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov.  You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.  Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act covering the sale of the securities offered under this prospectus.  This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement.  Certain items of the registration statement are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete and in each instance where reference is made to the copy of such contract or documents filed as an exhibit to the registration statement, statements about the document are qualified in all respects by that reference and the exhibits and schedules to the exhibits.  For further information regarding our company and the securities offered under this prospectus, we refer you to the registration statement and those exhibits and schedules, which may be obtained from the SEC at its principal office in Washington, D.C. upon payment of the fees prescribed by the SEC.

Item 23. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 24. Indemnification of Directors and Officers.

Pursuant to Section 78.7502 of the Nevada Corporations Code, we may indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that he or she is or was our officer, director, employee or other agent, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding, if he or she acted in good faith and in a manner such person reasonably believed to be in the best interests of our corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. In addition, we may indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of our Company to procure a judgment in its favor by reason of the fact that such person is or was our officer, director, employee or other agent, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith, in a manner such person believed to be including reasonably inquiry, as an ordinarily prudent person in a like position would use under similar circumstances, provided that court approval is obtained in the case of an adverse judgment or settlement. We must advance expenses incurred by an officer or director in defending any proceeding prior to final disposition upon receipt of an undertaking to repay, unless it shall be determined ultimately that the officer or director is entitled to indemnification. The corporation may enter into agreements with any director, officer, employee or agent of the corporation providing for indemnification to the fullest extent permissible under the Law and the corporation's Articles of Incorporation.

The Securities and Exchange Commission has stated that in its opinion, agreements to indemnify corporate officers and directors against violations of federal securities laws are void because they are against public policy.

Item 25. Other Expenses of Issuance and Distribution

The following is an itemized statement of the estimated amounts of all expenses payable by the registrant in connection with the registration of the common stock offered hereby:

SEC filing fee	$25
Legal fees	40,000
Accounting fees	14,975
Miscellaneous
Total	$55,000

Item 26. Recent Sales of Unregistered Securities.

Between December 1, 2005 and December 31, 2005 the Company sold 1,000,000 shares of its common stock to 3 individuals at $0.079 per share for an aggregate amount of $79,000. All of the individuals were friends and or associates of the officers and directors. The investors were Shawn Morrison, Patrick Morrison, and Jerry Howard. No commissions were paid relating to the sales.

Between April 1, 2006, and May 30, 2006 the Company sold 2,639,200 shares of its common stock to 3 investors at $0.05 per share for an aggregate amount of $130,860. All of the investors were “Accredited Investors” as defined under Rule 501 of Regulation D of the Securities Act of 1933. No commissions were paid relating to the sales. The investors were Vis-à-vis Networks, LLC, Thomas Plant, and Patrick Morrison.

On December 16, 2006 we issued a $250,000 twelve percent convertible note to a single accredited investor; AAR Family Partnership. $75,000 in principal amount of that note was subsequently converted into common stock. Total commissions paid on this transaction were 18% in cash and 2 million shares of restricted securities.

On January 17, 2007, we issued an additional $75,000 12% convertible note to an accredited investor; John and Audrey Quackenbush. The entire principal amount of that note was subsequently converted into common stock. Total commissions paid on this transaction were 18%.

On April 17, 2007, we issued a promissory note in the principal amount of $1,000,000 to an accredited investor: Kevin G. Sallstrom The note has a five year repayment schedule at 12% interest that begins after all principal amounts are received. . Interest accrues at the time of receipt of funds. We have accounted for accrued interest in our financial statement. The phrase “begins after all principal amounts are received” refers to the repayment schedule, not the interest accrual. Payments will begin 5 months after the final payment is received.

In each sale of securities described in the preceding paragraphs, each purchaser agreed that the securities acquired will be held for investment purposes, that the representative certificates may bear restrictive legends indicating that the securities may not be freely transferred and that the records of the Company may contain appropriate stop transfer orders. The Company had reasonable grounds to believe that each purchaser was capable of evaluating the merits and risks of his investment, was able to bear the economic risks of his investment and acquired the securities for investment purposes only. In each offering, there were no more than 35 unaccredited investors. Accordingly, the Company believes that the foregoing transactions were exempt from the registration provisions of the Securities Act of 1933 pursuant to the exemptions under Section 4(2) and/or Regulation D of the Act and the Rules and Regulations promulgated thereunder

Item 27. Exhibits

EXHIBIT	DESCRIPTION
NO

3.1	Articles of Incorporation *
3.2	Articles of Merger filed August 10, 1994 *
3.3	Certificate of Amendment of Articles of Incorporation filed June 6, 2002 increasing authorized shares *
3.4	Certificate of Designation designating rights, powers and preferences of Preferred Stock*
3.5	Bylaws *
3.6	BioQual asset purchase agreement *
3.7	Mach One Vdx purchase agreement *
4.1	Form of 12% Convertible Note issued to AAR *
4.2	Form of 12% Convertible Note issued to John and Audrey Quackenbush *
4.3	Form of promissory note issued to investor in April 2007 *
5.1	Opinion Steven L. Slaw, PC **
10.1	2005 Investment Advisory Agreement between the Company and Charles Morgan Securities, Inc.*
10.2	Investment Banking Agreement between the Company and Charles Morgan Securities, Inc. *
10.3	Placement Agreement between the Company and Charles Morgan Securities, Inc. relating to AAR placement *
10.4	Form of Securities Purchase Agreement with AAR *
10.5	Amendment to AAR Stock Purchase Agreement and related agreements *
10.6	Form of Security Agreement with AAR *
10.7	Placement Agreement between the Company and Charles Morgan Securities, Inc. relating to Quackenbush placement*
10.8	Form of Securities Purchase Agreement with John and Audrey Quackenbush *
10.9	Amendment to Quackenbush Stock Purchase Agreement and related agreements *
10.10	Form of Security Agreement with John and Audrey Quackenbush *
10.11	Employment Agreement with Monte B. Tobin *
10.12	Lease of plant facility *
10.13	Contract with Nutritional Solutions, LLC**
10.14	Nash Employment Agreement
15.1	Interim period letter from auditor
23.1	Consent of Steven L. Slaw, PC (Contained in Exhibit 5) **
23.2	Consent of Larry O'Donnell, CPA, PC
24.1	Powers of Attorney (included on the signature page to the registration statement)

*	Previously filed in Company’s SB-2 as amended with the SEC in October 2007.
**	Previously filed in Company’s S-1 as amended with the SEC in July 2008.

Item 28. Undertakings

(a)  The undersigned registrant hereby undertakes that it will:

(1)  File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)  To include any additional or changed material information on the plan of distribution;

(2)  For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)  File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)  The undersigned registrant hereby undertakes that it will:

(1)  For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497 (h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(2)  For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and authorized this registration statement to be signed on its behalf by the undersigned in the City of West Bend, Wisconsin on September 8, 2008.

Mach One Corporation

By:	/s/Monte B. Tobin
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Monte B. Tobin, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorney-in-fact and agent or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

/s/Monte B. Tobin	Chief Executive Officer, Chief Accounting Officer
Monte B. Tobin	and Director	September 8, 2008

/s/ Dennis Severson
Dennis Severson	Director	September 8, 2008

Mark D. Thomas.	Director	September 8, 2008